UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group
Interim Results 2026

                                                                                                                                                                                                natwestgroup.com

Inside this report

Business performance summary
2	H1 2026 performance summary
4	Performance key metrics and ratios
6	Chief Financial Officer's review
8	Retail Banking
9	Private Banking & Wealth Management
10	Commercial & Institutional
11	Central items & other
12	Segment performance

Capital and risk management
17	Capital, liquidity and funding risk
27	Credit risk
27	Movement in ECL provision
27	Key metrics
28	Economic drivers
32	Measurement uncertainty and ECLsensitivity analysis
34	ECL post model adjustments
35	Credit risk - Banking activities
35	Financial instruments within the scope of theIFRS 9 ECL framework
36	Segment analysis - portfolio summary
38	Segmental loans and impairment metrics
39	Sector analysis - portfolio summary
44	Non-Personal forbearance
45	Personal portfolio
48	Commercial real estate
49	Flow statements

Capital and risk management continued
56	Stage 2 decomposition by a significantincrease in credit risk trigger
58	Asset quality
62	Credit risk - Trading activities
65	Non-traded market risk
68	Traded market risk

Financial statements and notes
69	Condensed consolidated income statement
70	Condensed consolidated statement ofcomprehensive income
71	Condensed consolidated balance sheet
72	Condensed consolidated statement ofchanges in equity
74	Condensed consolidated cash flow statement
75	Presentation of condensed consolidatedfinancial statements
76	Acquisition of Evelyn Partners
78	Net interest income
78	Non-interest income
79	Operating expenses
79	Segmental analysis
82	Tax
83	Financial instruments - classification
85	Financial instruments - valuation
90	Trading assets and liabilities
91	Loan impairment provisions
92	Provisions for liabilities and charges

Financial statements and notes continued
92	Dividends
92	Contingent liabilities and commitments
93	Litigation and regulatory matters
99	Related party transactions
99	Post balance sheet events
99	Date of approval
100	Independent review report to NatWest Group plcGroup plc

Additional information
101	NatWest Group plc summary risk factors
103	Statement of directors' responsibilities
104	Presentation of information
104	Statutory accounts
104	Share information and contacts
105	Forward-looking statements
106	Non-IFRS financial measures
111	Performance measures not definedunder IFRS

H1 2026 performance summary

Chief Executive, Paul Thwaite, commented:
"NatWest Group's strong performance in the first half of the year shows that our strategy is consistently delivering for customers and shareholders. We are growing all three of our customer businesses, becoming even more efficient and delivering market leading returns, with a Return on Tangible Equity of 19.7%.
Our performance is grounded in the support we provide to more than 20 million customers throughout the UK, helping them to plan, save and invest, to get on the housing ladder and to scale and grow their businesses. As a result, deposits, lending and assets under management all continued to grow over the past six months.
We are confident in the scale and capabilities we're building and the opportunities ahead. Through our long-standing relationships, deep regional presence, and responsible adoption of AI, we are well placed to accelerate our progress by doing even more to meet our customers' needs, as well as helping to generate growth in every nation and region of the UK.
The consistency of our performance, coupled with the completion of our Evelyn Partners acquisition, has given us the confidence to strengthen our guidance for 2026, whilst our continued capital generation means we have today announced an interim dividend of 12.0p per share and that we will consider share-buybacks from full year 2026, six months earlier than previously planned."

Strong financial performance
We delivered a strong financial performance in H1 2026, with attributable profit of £3.0 billion and Return on Tangible Equity (RoTE) of 19.7%. Capital generation pre-distributions was 137 basis points, before the impact of the acquisition of Evelyn Partners, and earnings per share was 38.1 pence, up 23.3% on prior year.

Strong growth as we deepen customer relationships
We are progressing well against our strategic priorities, expanding capabilities to meet more of our customers' needs. We have three growing customer businesses, delivering strong returns, underpinned by trusted customer relationships and a proven track record of customer assets and liabilities (CAL) expansion.

●
CAL increased by £95.2 billion, or 10.7%, in H1 2026 including £71.7 billion of assets under management and administration (AUMA) balances relating to the acquisition of Evelyn Partners and £23.5 billion, or 2.6%, of growth in our existing business.
●
In Retail Banking we are growing our share in savings and investments and have supported customers with 20% more Individual Savings Accounts (ISAs) opened, and 32% more customers now invest with us than in H1 2025. We delivered £8.2 billion of mortgage lending to First Time Buyers and continue to broaden our mortgage proposition through partnerships with Rightmove and Landbay.
●
In Private Banking & Wealth Management our focus on deepening customer relationships delivered record AUM net inflows of £2.0 billion, equivalent to 9.2% of opening balances on an annualised basis. These inflows were supported by over 45,000 customers across the Group investing with us for the first time, up more than 60% compared with H1 2025.
●
In Commercial & Institutional we continued to support long-term economic growth and maintained our leading position in UK infrastructure and project finance. We provided over £1.9 billion to the social housing sector(1) in H1 2026, keeping us on track to meet our £10 billion ambition by the end of 2028. We continue to be one of the leading banks for UK start-ups, helping 1 in 5 new businesses get started. We are strengthening the UK innovation ecosystem by expanding our Accelerator network, opening new university hubs in Brighton and York, and increasing our Venture Banking customers.

We continue to leverage simplification to drive efficiency
We continue to simplify the bank and improve productivity, delivering a 2.8 percentage point improvement in our cost:income ratio (excl. litigation and conduct) to 46.0% compared with prior year, driven by around £250 million in gross cost reductions in H1 2026.
This has been driven by ongoing structural simplification and sustained investment in our technology platforms to improve productivity and deliver simpler, faster and better customer experiences. We're continuing to improve operational leverage, with 7.1 million conversations handled by our digital assistant Cora in H1 2026, of which 3.8 million were fulfilled entirely digitally, up by 23% compared with H1 2025. We also expanded AI-enabled capabilities across Commercial & Institutional onboarding, operations and customer servicing and our first customer-facing generative AI capability launched in Bankline.

Active balance sheet management to drive strong capital generation
We continued to actively manage risk through dynamic capital allocation and agile pricing, which is demonstrated in our low and stable cost of risk at 19 basis points in H1 2026.
We continue to manage lower returning capital to create capacity for redeployment, delivering £3.9 billion of benefits from RWA management actions. Increased capital velocity supports capital generation pre-distributions of 137 basis points, before the impact of the acquisition of Evelyn Partners. Our Common Equity Tier 1 (CET1) ratio of 13.2% was c.80 basis points lower than Q4 2025, c.140 basis points of which related to the acquisition of Evelyn Partners.

We continue to maintain stable and diversified sources of funding with a strong loan:deposit ratio (excl. repos and reverse repos), up one percentage point in the quarter to 90%, and liquidity position, with an average Liquidity Coverage Ratio (LCR) of 140%.

(1)     Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities

H1 2026 performance summary continued

Outlook(1)
Based on our latest expectations for interest rates and economic conditions and including the impact of the Evelyn Partners acquisition,

In 2026 we expect:
●
Total income excluding notable items to be around £17.9 billion, including around £275 million relating to Evelyn Partners.
●
Operating expenses, excluding litigation and conduct costs, of around £8.5 billion, including around £300 million relating to Evelyn Partners.
●
Loan impairment rate below 25 basis points.
●
Return on Tangible Equity greater than 19%.
●
Capital generation pre-distributions of greater than 240 basis points, excluding the impact of the Evelyn Partners acquisition on 30 June 2026, equivalent to greater than 100 basis points on a reported basis.

In 2028 we continue to expect:
●
Customer assets and liabilities to grow at a compound annual rate of greater than 4% from the end of 2025 to end of 2028.
●
Cost:income ratio, excluding litigation and conduct costs, below 45%.
●
Return on Tangible Equity greater than 18%.
●
Capital generation pre-distributions of greater than 200 basis points.

Capital:
●
We continue to target a CET1 ratio of around 13.0%.
●
We continue to expect to pay ordinary dividends of around 50% of attributable profit and now expect our next share buyback announcement to be with our FY 2026 results.
●
We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

(1)   The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2025 Annual Report and Accounts and Form 20-F and the Summary Risk Factors in this document. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Business performance summary

	Half year ended			Quarter ended
	30 June	30 June		30 June	31 March		30 June
	2026	2025		2026	2026		2025
Summary consolidated income statement	£m	£m	Variance	£m	£m	Variance	£m	Variance
Net interest income	6,890	6,120	12.6%	3,496	3,394	3.0%	3,094	13.0%
Non-interest income	1,972	1,865	5.7%	1,008	964	4.6%	911	10.6%
Total income	8,862	7,985	11.0%	4,504	4,358	3.4%	4,005	12.5%
Litigation and conduct costs	(45)	(118)	(61.9%)	(30)	(15)	100.0%	(74)	(59.5%)
Other operating expenses	(4,076)	(3,900)	4.5%	(2,049)	(2,027)	1.1%	(1,965)	4.3%
Operating expenses	(4,121)	(4,018)	2.6%	(2,079)	(2,042)	1.8%	(2,039)	2.0%
Profit before impairment losses	4,741	3,967	19.5%	2,425	2,316	4.7%	1,966	23.3%
Impairment losses	(423)	(382)	10.7%	(140)	(283)	(50.5%)	(193)	(27.5%)
Operating profit before tax	4,318	3,585	20.4%	2,285	2,033	12.4%	1,773	28.9%
Tax charge	(1,138)	(910)	25.1%	(612)	(526)	16.3%	(439)	39.4%
Profit for the period	3,180	2,675	18.9%	1,673	1,507	11.0%	1,334	25.4%

Performance key metrics and ratios
Notable items within total income (1)	£190m	£23m	nm	£55m	£135m	(59.3%)	(£5m)	nm
Total income excluding notable items (1)	£8,672m	£7,962m	8.9%	£4,449m	£4,223m	5.4%	£4,010m	10.9%
Net interest margin (NIM) (1)	2.48%	2.28%	20bps	2.49%	2.47%	2bps	2.28%	21bps
Average interest earning assets (1)	£559bn	£542bn	3.1%	£563bn	£556bn	1.3%	£543bn	3.7%
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	48.8%	(2.8%)	45.5%	46.5%	(1.0%)	49.1%	(3.6%)
Loan impairment rate (1)	19bps	19bps	-	13bps	26bps	(13bps)	19bps	(6bps)
Profit attributable to ordinary shareholders	£3,035m	£2,488m	22.0%	£1,603m	£1,432m	11.9%	£1,236m	29.7%
Total earnings per share attributable to ordinary shareholders - basic	38.1p	30.9p	7.2p	20.1p	17.9p	2.2p	15.3p	4.8p
Return on Tangible Equity (RoTE) (1)	19.7%	18.1%	1.6%	21.0%	18.2%	2.8%	17.7%	3.3%
Climate and transition finance (1,2)	£23,143m	na	na	£12,666m	£10,477m	20.9%	na	na
nm = not meaningful, na = not applicable

For the footnotes to this table refer to the following page.

Business performance summary continued

	As at
	30 June	31 March		31 December
	2026	2026		2025
Balance sheet	£bn	£bn	Variance	£bn	Variance
Total assets	745.4	749.6	(0.6%)	714.6	4.3%
Loans to customers - amortised cost	435.9	431.6	1.0%	418.9	4.1%
Loans to customers excluding central items (1,3)	406.2	396.4	2.5%	389.2	4.4%
Loans to customers and banks - amortised cost and FVOCI	447.7	444.4	0.7%	429.9	4.1%
Total impairment provisions (4)	3.6	3.7	(2.7%)	3.6	-
Expected credit loss (ECL) coverage ratio (1)	0.80%	0.84%	(4bps)	0.83%	(3bps)
Customer deposits	448.6	445.5	0.7%	443.0	1.3%
Customer deposits excluding central items (1,3)	447.6	444.8	0.6%	441.7	1.3%
Assets under management and administration (AUMA) (1)	130.6	56.7	130.3%	58.5	123.2%
Customer assets and liabilities (CAL) (1)	986.9	900.1	9.6%	891.7	10.7%
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	140%	144%	(4%)	147%	(7%)
Liquidity portfolio	225	233	(3.4%)	238	(5.5%)
Average Net Stable Funding Ratio (NSFR) (5)	132%	134%	(2%)	135%	(3%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	90%	89%	1%	88%	2%
Total wholesale funding (1)	93	92	1.1%	88	5.7%
Short-term wholesale funding (1)	36	29	24.1%	28	28.6%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	13.2%	14.3%	(110bps)	14.0%	(80bps)
Total capital ratio (6)	18.9%	19.8%	(90bps)	19.3%	(40bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	14.2%	15.9%	(170bps)	15.4%	(120bps)
Risk-weighted assets (RWAs)	199.5	196.0	1.8%	193.3	3.2%
UK leverage ratio	4.7%	4.8%	(0.1%)	4.8%	(0.1%)
Tangible net asset value (TNAV) per ordinary share (1,8)	359p	400p	(41p)	384p	(25p)
Number of ordinary shares in issue (millions) (8)	7,959	7,971	(0.2%)	7,995	(0.5%)

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group uses its climate and transition finance framework to determine the assets, activities, acquisition targets and companies that are eligible to be included within its target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. This included both provision of committed (on and off-balance sheet) financing and facilitation. Climate and transition finance represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. The climate and transition finance framework is available on natwestgroup.com.
(3)
Central items includes Treasury repo activity.
(4)
Includes £0.1 billion relating to off-balance sheet exposures (31 March 2026 - £0.1 billion; 31 December 2025 – £0.1 billion).
(5)
Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6)
Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)
The pro forma CET1 ratio at 30 June 2026 excludes foreseeable items of £1,959 million: £1,517 million for ordinary dividends and £442 million foreseeable charges (31 March 2026 excludes foreseeable items of £3,161 million: £2,553 million for ordinary dividends and £608 million foreseeable charges. 31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges).
(8)
The number of ordinary shares in issue excludes own shares held.

Chief Financial Officer's review

We delivered a strong financial performance in the first half of 2026 and continued to execute against our strategic objectives, with an operating profit of £4,318 million and RoTE of 19.7%. We have strengthened our guidance reflecting both the impact of the Evelyn Partners acquisition and our confidence in the performance of the business.

In the first half we continued to support our customers and delivered broad-based balance sheet growth, with net loans to customers excluding central items up by £17.0 billion and customer deposits excluding central items up by £5.9 billion. Cost:income ratio (excl. litigation and conduct) was 46.0% in H1 2026 compared with 48.8% in H1 2025 as we continue to simplify the business. Our capital and liquidity position remains robust, with a CET1 ratio of 13.2% and an average LCR of 140%. Strong income generation and disciplined cost control translated into 137 basis points of capital generation pre distributions in the first half, before the impact of the acquisition of Evelyn Partners, including a further £3.9 billion of RWA management actions to create capacity for growth.

Strong growth while strengthening and deepening relationships
We are growing in ways that build and strengthen customer relationships, focusing on our priority segments and deepening customer connections.

●
Total income increased by 3.4% in Q2 2026 compared with Q1 2026 and was 11.0% higher in H1 2026 than H1 2025. Total income excluding notable items was £226 million higher than Q1 2026 reflecting lending growth, deposit margin expansion, higher trading income and the impact of one additional day. As a result, Q2 2026 net interest margin increased by 2 basis points in the quarter to 2.49%. H1 2026 total income excluding notable items was 8.9% higher than H1 2025 principally due to lending balance growth and deposit margin expansion partially offset by lower mortgage margins. We would expect total structural hedge income to increase by over £1.5 billion in 2026 compared with 2025 and over £1.0 billion in 2027 compared to 2026.
●
Customer assets and liabilities (CAL) increased by £95.2 billion in H1 2026 and £86.8 billion in Q2 2026, including £71.7 billion in respect of the Evelyn Partners acquisition. Existing business growth contributed £15.1 billion, or 1.7%, and £23.5 billion, or 2.6%, in Q2 2026 and H1 2026 respectively as we build towards our 2028 annual growth rate target of more than 4%.
●
We continued to support our customers as net loans to customers excluding central items increased by £17.0 billion in the first half of 2026 and £9.8 billion in the quarter to £406.2 billion. Commercial & Institutional balances increased by £5.7 billion in the quarter, driven by growth in Corporate & Institutions and Commercial Mid-market, and Retail Banking mortgage balances increased by £3.9 billion.
●
Customer deposits excluding central items increased £5.9 billion in H1 2026 and £2.8 billion during Q2 2026 to £447.6 billion. Commercial & Institutional growth of £2.5 billion in the quarter was balanced across the business. Retail Banking balances were broadly stable in the quarter as growth in fixed and variable rate ISA balances were offset by reductions in other savings balances as customers prioritise tax efficient savings options. Total term balances across the group increased to 18% compared with 17% at Q1 2026.

Leveraging simplification
Our cost:income ratio (excl. litigation and conduct) in H1 2026 of 46.0% was 2.8 percentage points lower than prior year as we continue to make progress towards becoming a simpler, more agile and technology-driven bank, using our capabilities to support growth, productivity and trust.

●
Q2 2026 total operating expenses were £37 million higher than Q1 2026 and H1 2026 was £103 million higher than H1 2025. In Q2 2026, other operating expenses were £22 million, or 1.1%, higher than Q1 2026 as investment in our people resulted in increased reward through pay, partially offset by lower restructuring costs. H1 2026 other operating expenses were £176 million, or 4.5%, higher than H1 2025 largely due to investment in staff and technology and severance spend, as we front load our transformation plans, and transaction costs for the acquisition of Evelyn Partners. Headcount increased by around 1,800 FTE in the first half, of which around 2,200 FTE related to the Evelyn Partners acquisition, with the remaining net reduction driven by ongoing transformation activity.

Chief Financial Officer's review continued

Actively managing our balance sheet and risk to deliver attractive returns
We continue to proactively manage our balance sheet and maintain stable and diversified sources of funding to increase capital velocity.

●
A net impairment charge of £140 million, or 13 basis points of gross customer loans, in Q2 2026 included post model adjustment (PMA) increases of £54 million and a reduction of £18 million related to a multiple economic scenario (MES) update compared with Q1 2026. Compared with Q1 2026, our ECL provision decreased £0.2 billion to £3.6 billion and our ECL coverage ratio decreased to 0.80%. While our loan portfolio continues to demonstrate strong credit resilience, we recognise the uncertainty in the economic outlook, we retain post model adjustments of £0.3 billion.
●
The CET1 ratio decreased c.110 basis points to 13.2% in Q2 2026, including a c.140 basis points impact from the acquisition of Evelyn Partners. Capital generation pre-distributions was 73 basis points, before the impact of Evelyn Partners acquisition, and comprised 82 basis points of profit and 9 basis points of other capital movements, partially offset by 19 basis points due to the increase in RWAs, of which c.30 basis points related to business movements.
●
The average LCR of 140%, representing £44.1 billion headroom above 100% minimum requirement, decreased by 4 percentage points during Q2 2026, driven by higher lending and changes to outflow assumptions partly offset by deposit growth and issuance. Our primary liquidity at Q2 2026 was £152.0 billion, of which £72.6 billion, or 48% was cash and balances at central banks. Total wholesale funding increased by £1.6 billion in the quarter to £93.3 billion.
●
TNAV per share decreased by 41 pence in the quarter to 359 pence primarily reflecting the impact of the Evelyn Partners acquisition of 37 pence and the dividend payment of 23 pence, partly offset by the attributable profit for the period of 20 pence.
●
RWAs increased by £3.5 billion in the second quarter to £199.5 billion largely reflecting franchise lending growth and £1.1 billion from the acquisition of Evelyn Partners, partially offset by a further £1.7 billion benefit from RWA management actions.

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	3,438	3,134	1,754	1,684	1,594
Operating expenses	(1,429)	(1,423)	(710)	(719)	(742)
of which: Other operating expenses	(1,430)	(1,411)	(714)	(716)	(734)
Impairment losses	(280)	(226)	(96)	(184)	(117)
Operating profit	1,729	1,485	948	781	735

Return on equity (1)	27.1%	23.8%	29.7%	24.6%	23.2%
Net interest margin (1)	2.69%	2.58%	2.69%	2.69%	2.59%
Cost:income ratio
(excl. litigation and conduct) (1)	41.6%	45.0%	40.7%	42.5%	46.0%
Loan impairment rate (1)	25bps	21bps	17bps	33bps	22bps

			As at
			30 June	31 March	31 December
			2026	2026	2025
			£bn	£bn	£bn
Net loans to customers (amortised cost)			223.5	219.4	216.1
Customer deposits			202.2	202.2	202.6
Customer assets and liabilities (CAL) (1)			427.5	423.5	420.5
RWAs			71.2	70.2	68.5

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

During H1 2026, Retail Banking delivered an operating profit of £1,729 million, a return on equity of 27.1%, and an improved cost:income ratio (excl. litigation and conduct), down from 45.0% in H1 2025 to 41.6% in H1 2026.

We continued to support our customer base of over 19 million to achieve their goals. We are growing our share in savings and investments and have supported customers with 20% more ISAs opened, and 32% more customers now invest with us than in H1 2025. We have delivered £8.2 billion of lending to First Time Buyers as we broaden our proposition with a partnership with Rightmove. We're continuing to improve operational leverage, with 7.1 million conversations handled by our digital assistant Cora in H1 2026, of which 3.8 million were fulfilled entirely digitally, up by 23% compared with H1 2025.

Retail Banking provided £2.8 billion of climate and transition finance(2) in H1 2026 from lending on properties with an EPC rating of A or B.

H1 2026 performance
●
Total income was £304 million, or 9.7%, higher than H1 2025 reflecting deposit margin expansion from higher hedge income, growth in lending balances and higher non-interest income which benefited from an annual insurance profit share and the accelerated recognition of back book insurance income, partly offset by lower mortgage margins.
●
Net interest margin was 11 basis points higher than H1 2025 largely reflecting deposit margin expansion from higher hedge income, partially offset by lower mortgage margins.
●
Other operating expenses were £19 million, or 1.3%, higher than H1 2025 largely reflecting the annual wage award increase, higher Bank of England levy, and the inclusion of NatWest Boxed transfer from Central items & other, partially offset by the non-repeat of property exit costs.
●
An impairment charge of £280 million, compared with a £226 million charge in H1 2025, largely due to higher Stage 3 charges driven by growth and seasoning of the unsecured portfolio.
●
CAL increased by £7.0 billion, or 1.7%, in H1 2026.
●
Net loans to customers increased by £7.4 billion, or 3.4%, in H1 2026 driven by £7.2 billion, or 3.6%, higher mortgage balances and £0.2 billion, or 2.1%, higher personal advances.
●
Customer deposits were broadly stable in H1 2026, down £0.4 billion, or 0.2%, as targeted growth in ISA balances and growth in current account balances was offset by lower instant access savings balances.
●
RWAs increased by £2.7 billion, or 3.9%, in H1 2026 primarily due to book movements and model updates.

Q2 2026 performance
●     Total income was £70 million, or 4.2%, higher than Q1 2026 reflecting increased deposit hedge income, lending balance growth and higher non-interest income which benefited from the acceleration of back book insurance income, partly offset by lower mortgage margins and deposit mix impacts.

● Net interest margin was in line with Q1 2026, as deposit margin expansion from higher hedge income was offset by lower mortgage margins and deposit mix impacts.
● Other operating expenses were £2 million, or 0.3%, lower than Q1 2026 reflecting the non-repeat of the Q1 2026 Bank of England levy, partially offset by higher salary costs and increased FCA fees.
●     An impairment charge of £96 million, compared with a £184 million charge in Q1 2026, largely driven by the favourable impact of the multiple economic scenarios update in Q2 2026, compared with an adverse impact in Q1 2026, along with PMA releases, and benefits from an unsecured debt sale. Portfolio trends remain broadly stable in terms of arrears and default rates.

● CAL increased by £4.0 billion, or 0.9%, in Q2 2026.
● Net loans to customers increased by £4.1 billion, or 1.9%, in the quarter driven by higher mortgage balances of £3.9 billion, or 1.9%, and £0.2 billion, or 2.4%, higher cards balances.
●     Customer deposits were in line with Q1 2026, reflecting strong growth in fixed and variable rate ISA balances, offset by reductions in other savings balances as customers prioritise tax efficient savings options.

● RWAs increased by £1.0 billion, or 1.4%, in the quarter primarily due to book movements and model updates.

Business performance summary continued

Private Banking & Wealth Management

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	595	539	304	291	274
Operating expenses	(377)	(359)	(186)	(191)	(172)
of which: Other operating expenses	(376)	(358)	(185)	(191)	(171)
Impairment losses	(6)	(1)	-	(6)	-
Operating profit	212	179	118	94	102

Return on equity (1)	23.8%	19.8%	26.5%	21.1%	22.5%
Net interest margin (1)	2.77%	2.57%	2.81%	2.73%	2.56%
Cost:income ratio
(excl. litigation and conduct) (1)	63.2%	66.4%	60.9%	65.6%	62.4%
Loan impairment rate (1)	6bps	1bp	-	13bps	-
AUM net flows (£bn) (1)	2.0	1.5	1.1	0.9	0.7
AUMA income (1,2)	175	151	92	83	76

			As at
			30 June	31 March	31 December
			2026	2026	2025
			£bn	£bn	£bn
Net loans to customers (amortised cost)			19.0	19.0	18.9
Customer deposits			41.4	41.1	42.7
RWAs			12.4	11.4	11.4
Assets under management and administration (AUMA) (1)			130.6	56.7	58.5
of which:
Assets under management (AUM) (1)			116.4	43.3	43.7
Assets under administration (AUA) (1)			14.2	13.4	14.8
Customer assets and liabilities (CAL) (1,3)			190.1	115.5	119.0

During H1 2026, Private Banking & Wealth Management delivered an operating profit of £212 million and a return on equity of 23.8%.

Our strategy to drive deeper and broader client engagement delivered record AUM net inflows of £2.0 billion, equivalent to 9.2% of opening balances on an annualised basis. Reflecting this momentum, we increased our high net worth £3m+ CAL clients by approximately 11%, with NPS up 11 points to +64. Improving digital self-service capabilities helped us to maintain our record mobile NPS of +56. Colleague usage of AI tools increased threefold during H1 2026 and we launched AI-powered client intelligence which converts advisor calls into actionable insights to increasingly shape how we best serve clients.

We completed the transformational acquisition of Evelyn Partners on 30 June creating the UK's leading Private Bank and Wealth Manager. We also completed the sale of Cushon during the quarter.

H1 2026 performance
●
Total income was £56 million, or 10.4%, higher than H1 2025 primarily reflecting deposit margin expansion from hedge income benefit and higher AUMA income driven by balance growth.
●
Net interest margin was 20 basis points higher than H1 2025 largely reflecting deposit margin expansion.
●
Other operating expenses were £18 million, or 5.0%, higher than H1 2025 primarily reflecting higher salary costs, higher investment spend and higher property and severance costs.
●
An impairment charge of £6 million in H1 2026, compared with a £1 million charge in H1 2025, driven by continued macroeconomic uncertainty through updated economic scenarios along with a revised approach to incorporating multiple economic scenarios.
●
CAL increased by £71.1 billion, or 59.7%, in H1 2026, largely reflecting the £71.7 billion acquisition of Evelyn Partners.
●
Net loans to customers increased by £0.1 billion, or 0.5%, in H1 2026, driven by an increase in personal lending.
●
Customer deposits decreased by £1.3 billion, or 3.0%, in H1 2026 largely reflecting the impact of seasonal client tax outflows.
●
AUMA balances increased by £72.1 billion in H1 2026, primarily driven by the £71.7 billion acquisition of Evelyn Partners, net inflows of £1.1 billion and positive market movements of £3.6 billion, partly offset by the £4.0 billion sale of Cushon. AUM net inflows of £2.0 billion represented 9.2% of opening balances on an annualised basis. AUA net outflows of £0.9 billion largely reflect gilt redemptions linked to seasonal client tax outflows.

Q2 2026 performance
●
Total income was £13 million, or 4.5%, higher than Q1 2026 primarily reflecting deposit margin expansion from hedge income benefit and higher AUMA income driven by balance growth.
●
Net interest margin was 8 basis points higher than Q1 2026 largely reflecting deposit margin expansion.
●
Other operating expenses were £6 million, or 3.1%, lower than Q1 2026 primarily reflecting lower salary costs and non-repeat of the Bank of England levy in Q1 2026, partly offset by higher non-staff costs.
●
No impairment charge in Q2 2026, compared with a £6 million charge in Q1 2026, driven by lower Stage 3 charges and good book releases in Q2 2026.
●
CAL increased by £74.6 billion, or 64.6%, in Q2 2026, largely reflecting the £71.7 billion acquisition of Evelyn Partners.
●
Net loans to customers were in line with Q1 2026.
●
Customer deposits were £0.3 billion, or 0.7%, higher than Q1 2026 driven by growth in savings balances.
●
AUMA balances increased by £73.9 billion in Q2 2026, primarily driven by the £71.7 billion acquisition of Evelyn Partners, net inflows of £1.4 billion and positive market movements of £5.1 billion, partly offset by the £4.0 billion sale of Cushon. AUM net inflows of £1.1 billion represented 10.2% of opening balances on an annualised basis. AUA net inflows were £0.3 billion.

(1)
Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services.
(3)
CAL refers to customer deposits, gross loans to customers – amortised cost and AUMA. To avoid double counting, investment cash is deducted from CAL as it is reported within customer deposits and AUMA.

Business performance summary continued

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Net interest income	3,367	2,955	1,725	1,642	1,496
Non-interest income	1,262	1,334	669	593	651
Total income	4,629	4,289	2,394	2,235	2,147

Operating expenses	(2,208)	(2,151)	(1,097)	(1,111)	(1,107)
of which: Other operating expenses	(2,178)	(2,062)	(1,076)	(1,102)	(1,047)
Impairment losses	(137)	(154)	(43)	(94)	(76)
Operating profit	2,284	1,984	1,254	1,030	964

Return on equity (1)	20.3%	18.6%	22.4%	18.3%	17.9%
Net interest margin (1)	2.46%	2.33%	2.45%	2.46%	2.35%
Cost:income ratio
(excl. litigation and conduct) (1)	47.1%	48.1%	44.9%	49.3%	48.8%
Loan impairment rate (1)	17bps	21bps	10bps	24bps	20bps

			As at
			30 June	31 March	31 December
			2026	2026	2025
			£bn	£bn	£bn
Net loans to customers (amortised cost)			163.7	158.0	154.2
Customer deposits			204.0	201.5	196.4
Funded assets (1)			359.1	364.0	331.4
Customer assets and liabilities (CAL) (1)			369.3	361.1	352.2
RWAs			114.5	113.0	111.9

During H1 2026, Commercial & Institutional delivered an operating profit of £2,284 million and a return on equity of 20.3%, with strong operating jaws driving an improvement in the cost:income ratio (excl. litigation and conduct) from 48.1% in H1 2025 to 47.1% in H1 2026.

We continued to support long-term economic growth, maintaining our leading position in UK infrastructure and project finance, providing over £1.9 billion to the social housing sector(2) in H1 2026, keeping us on track to meet our £10 billion ambition by the end of 2028. We continue to be one of the leading banks for UK start-ups, helping 1 in 5 new businesses get started. We are strengthening the UK innovation ecosystem by expanding our Accelerator network, opening new university hubs in Brighton and York, and increasing our Venture Banking customers. We also expanded AI-enabled capabilities across onboarding, operations and customer servicing, with five agents now live supporting our colleagues in core processes and our first customer-facing GenAI capability launched to help customers with Bankline queries.

Commercial & Institutional provided £20.2 billion of climate and transition finance(3) in H1 2026 to support customers investing in the transition to net zero.

H1 2026 performance
●
Total income was £340 million, or 7.9%, higher than H1 2025 primarily reflecting higher deposit income as a result of higher customer balances, higher hedge income and lending growth across all businesses, partially offset by lower markets trading income.
●
Net interest margin was 13 basis points higher than H1 2025 primarily reflecting deposit margin expansion.
●
Other operating expenses were £116 million, or 5.6%, higher than H1 2025 reflecting increased inflation, continued investment in the business and higher restructuring costs, partly offset by continued business simplification.
●
An impairment charge of £137 million in H1 2026, compared with a £154 million charge in H1 2025, reflecting lower Stage 3 charges, partially offset by higher good book charges.
●
CAL increased by £17.1 billion, or 4.9%, in H1 2026.
●
Net loans to customers increased by £9.5 billion, or 6.2%, in H1 2026 due to broad based growth, partly offset by UK Government scheme repayments of £0.8 billion.
●
Customer deposits increased by £7.6 billion, or 3.9%, in H1 2026 largely reflecting growth within Corporate & Institutions and Business Banking.
●
RWAs increased by £2.6 billion, or 2.3%, in H1 2026 primarily driven by book movements, partly offset by RWA management actions.

Q2 2026 performance
●
Total income was £159 million, or 7.1%, higher than Q1 2026 primarily due to higher deposit income as a result of higher customer balances and hedge income, continued lending growth and higher markets trading revenues and debt capital market underwriting fees.
●
Net interest margin was 1 basis point lower than Q1 2026 primarily reflecting mix of lending growth.
●
Other operating expenses were £26 million, or 2.4%, lower than Q1 2026 primarily reflecting lower investment spend, lower restructuring costs, partly offset by increased FCA fees.
●
An impairment charge of £43 million in Q2 2026 compared with a £94 million charge in Q1 2026 reflecting lower good book charges, driven by updates to multiple economic scenarios.
●
CAL increased by £8.2 billion, or 2.3%, in Q2 2026.
●
Net loans to customers increased by £5.7 billion, or 3.6%, in Q2 2026 principally due to growth within Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £0.4 billion.
●
Customer deposits increased by £2.5 billion, or 1.2%, in Q2 2026 reflecting growth across all businesses.
●
RWAs increased by £1.5 billion, or 1.3%, in Q2 2026 primarily driven by book movements, partly offset by RWA management actions, lower market risk and currency impacts.

(1) Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2) Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities.
(3) Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

Business performance summary continued

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	200	23	52	148	(10)
Operating expenses	(107)	(85)	(86)	(21)	(18)
of which: Other operating expenses	(92)	(69)	(74)	(18)	(13)
Impairment (losses)/releases	-	(1)	(1)	1	-
Operating profit/(loss)	93	(63)	(35)	128	(28)

				As at
			30 June	31 March	31 December
			2026	2026	2025
			£bn	£bn	£bn
Net loans to customers (amortised cost)			29.7	35.2	29.7
Customer deposits			1.0	0.7	1.3
RWAs			1.4	1.4	1.5

H1 2026 performance
  ●
Total income was £177 million higher than H1 2025 primarily reflecting foreign exchange recycling gains including the wind-down of Ulydien Designated Activity Company and higher gains on interest and FX risk management derivatives not in hedge accounting relationships.
  ●
Other operating expenses were £23 million, or 33.3%, higher than H1 2025 primarily reflecting £28 million Evelyn Partners transaction costs and recognition of a charge relating to historical VAT matters, partially offset by the impact of the NatWest Boxed transfer to Retail Banking.

Q2 2026 performance
● Total income was £96 million lower than Q1 2026 primarily driven by lower FX recycling gains and lower gains on interest and FX risk management derivatives not in hedge accounting relationships.
● Other operating expenses were £56 million higher than Q1 2026 including a charge relating to historical VAT matters.
● Net loans to customers decreased by £5.5 billion in Q2 2026 driven by reverse repo activity in Treasury.

Segment performance
	Half year ended 30 June 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	3,165	398	3,367	(40)	6,890
Own credit adjustments	-	-	2	-	2
Other non-interest income	273	197	1,260	240	1,970
Total income	3,438	595	4,629	200	8,862
Direct expenses	(430)	(126)	(783)	(2,737)	(4,076)
Indirect expenses	(1,000)	(250)	(1,395)	2,645	-
Other operating expenses	(1,430)	(376)	(2,178)	(92)	(4,076)
Litigation and conduct costs	1	(1)	(30)	(15)	(45)
Operating expenses	(1,429)	(377)	(2,208)	(107)	(4,121)
Operating profit before impairment losses	2,009	218	2,421	93	4,741
Impairment losses	(280)	(6)	(137)	-	(423)
Operating profit	1,729	212	2,284	93	4,318

Income excluding notable items (1)	3,438	595	4,627	12	8,672

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.7%
Return on equity (1)	27.1%	23.8%	20.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	41.6%	63.2%	47.1%	nm	46.0%
Total assets (£bn)	247.5	32.9	422.1	42.9	745.4
Funded assets (£bn) (1)	247.5	32.9	359.1	42.7	682.2
Net loans to customers - amortised cost (£bn)	223.5	19.0	163.7	29.7	435.9
Loan impairment rate (1)	25bps	6bps	17bps	nm	19bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	-	(2.1)
Customer deposits (£bn)	202.2	41.4	204.0	1.0	448.6
Total customer assets and liabilities (CAL) (£bn) (1)	427.5	190.1	369.3	na	986.9
Risk-weighted assets (RWAs) (£bn)	71.2	12.4	114.5	1.4	199.5
RWA equivalent (RWAe) (£bn)	72.0	12.4	115.4	1.6	201.4
Employee numbers (FTEs - thousands)	12.1	4.4	12.7	31.3	60.5
Third party customer asset rate (1)	4.43%	4.56%	5.55%	nm	nm
Third party customer funding rate (1)	(1.59%)	(2.35%)	(1.38%)	nm	nm
Average interest earning assets (£bn) (1)	237.1	29.0	276.3	na	559.5
Net interest margin (1)	2.69%	2.77%	2.46%	na	2.48%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Half year ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	2,922	363	2,955	(120)	6,120
Own credit adjustments	-	-	3	-	3
Other non-interest income	212	176	1,331	143	1,862
Total income	3,134	539	4,289	23	7,985
Direct expenses	(396)	(122)	(782)	(2,600)	(3,900)
Indirect expenses	(1,015)	(236)	(1,280)	2,531	-
Other operating expenses	(1,411)	(358)	(2,062)	(69)	(3,900)
Litigation and conduct costs	(12)	(1)	(89)	(16)	(118)
Operating expenses	(1,423)	(359)	(2,151)	(85)	(4,018)
Operating profit/(loss) before impairment losses	1,711	180	2,138	(62)	3,967
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Income excluding notable items (1)	3,134	539	4,286	3	7,962

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.1%
Return on equity (1)	23.8%	19.8%	18.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	66.4%	48.1%	nm	48.8%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	21bps	1bp	21bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.1)	-	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Total customer assets and liabilities (CAL) (£bn) (1)	412.8	110.5	346.7	na	870.0
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.31%	4.78%	6.12%	nm	nm
Third party customer funding rate (1)	(1.83%)	(2.82%)	(1.65%)	nm	nm
Average interest earning assets (£bn) (1)	228.2	28.4	255.4	na	542.4
Net interest margin (1)	2.58%	2.57%	2.33%	na	2.28%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
Segment performance continued
	Quarter ended 30 June 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,603	202	1,725	(34)	3,496
Own credit adjustments	-	-	(1)	-	(1)
Other non-interest income	151	102	670	86	1,009
Total income	1,754	304	2,394	52	4,504
Direct expenses	(248)	(68)	(404)	(1,329)	(2,049)
Indirect expenses	(466)	(117)	(672)	1,255	-
Other operating expenses	(714)	(185)	(1,076)	(74)	(2,049)
Litigation and conduct costs	4	(1)	(21)	(12)	(30)
Operating expenses	(710)	(186)	(1,097)	(86)	(2,079)
Operating profit/(loss) before impairment losses	1,044	118	1,297	(34)	2,425
Impairment losses	(96)	-	(43)	(1)	(140)
Operating profit/(loss)	948	118	1,254	(35)	2,285

Income excluding notable items (1)	1,754	304	2,395	(4)	4,449

Additional information
Return on Tangible Equity (1)	na	na	na	na	21.0%
Return on equity (1)	29.7%	26.5%	22.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	40.7%	60.9%	44.9%	nm	45.5%
Total assets (£bn)	247.5	32.9	422.1	42.9	745.4
Funded assets (£bn) (1)	247.5	32.9	359.1	42.7	682.2
Net loans to customers - amortised cost (£bn)	223.5	19.0	163.7	29.7	435.9
Loan impairment rate (1)	17bps	-	10bps	nm	13bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	-	(2.1)
Customer deposits (£bn)	202.2	41.4	204.0	1.0	448.6
Total customer assets and liabilities (CAL) (£bn) (1)	427.5	190.1	369.3	na	986.9
Risk-weighted assets (RWAs) (£bn)	71.2	12.4	114.5	1.4	199.5
RWA equivalent (RWAe) (£bn)	72.0	12.4	115.4	1.6	201.4
Employee numbers (FTEs - thousands)	12.1	4.4	12.7	31.3	60.5
Third party customer asset rate (1)	4.42%	4.58%	5.55%	nm	nm
Third party customer funding rate (1)	(1.59%)	(2.35%)	(1.40%)	nm	nm
Average interest earning assets (£bn) (1)	238.7	28.8	282.1	na	562.6
Net interest margin (1)	2.69%	2.81%	2.45%	na	2.49%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 31 March 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,562	196	1,642	(6)	3,394
Own credit adjustments	-	-	3	-	3
Other non-interest income	122	95	590	154	961
Total income	1,684	291	2,235	148	4,358
Direct expenses	(182)	(58)	(379)	(1,408)	(2,027)
Indirect expenses	(534)	(133)	(723)	1,390	-
Other operating expenses	(716)	(191)	(1,102)	(18)	(2,027)
Litigation and conduct costs	(3)	-	(9)	(3)	(15)
Operating expenses	(719)	(191)	(1,111)	(21)	(2,042)
Operating profit before impairment losses/releases	965	100	1,124	127	2,316
Impairment (losses)/releases	(184)	(6)	(94)	1	(283)
Operating profit	781	94	1,030	128	2,033

Income excluding notable items (1)	1,684	291	2,232	16	4,223

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.2%
Return on equity (1)	24.6%	21.1%	18.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.5%	65.6%	49.3%	nm	46.5%
Total assets (£bn)	243.4	29.5	430.2	46.5	749.6
Funded assets (£bn) (1)	243.4	29.5	364.0	46.3	683.2
Net loans to customers - amortised cost (£bn)	219.4	19.0	158.0	35.2	431.6
Loan impairment rate (1)	33bps	13bps	24bps	nm	26bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	(0.1)	(1.0)	0.1	(2.2)
Customer deposits (£bn)	202.2	41.1	201.5	0.7	445.5
Total customer assets and liabilities (CAL) (£bn) (1)	423.5	115.5	361.1	na	900.1
Risk-weighted assets (RWAs) (£bn)	70.2	11.4	113.0	1.4	196.0
RWA equivalent (RWAe) (£bn)	71.3	11.4	114.0	1.8	198.5
Employee numbers (FTEs - thousands)	12.3	2.1	12.9	31.4	58.7
Third party customer asset rate (1)	4.43%	4.54%	5.56%	nm	nm
Third party customer funding rate (1)	(1.60%)	(2.35%)	(1.36%)	nm	nm
Average interest earning assets (£bn) (1)	235.5	29.1	270.6	na	556.3
Net interest margin (1)	2.69%	2.73%	2.46%	na	2.47%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance continued

	Quarter ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,484	182	1,496	(68)	3,094
Own credit adjustments	-	-	(3)	-	(3)
Other non-interest income	110	92	654	58	914
Total income	1,594	274	2,147	(10)	4,005
Direct expenses	(230)	(63)	(403)	(1,269)	(1,965)
Indirect expenses	(504)	(108)	(644)	1,256	-
Other operating expenses	(734)	(171)	(1,047)	(13)	(1,965)
Litigation and conduct costs	(8)	(1)	(60)	(5)	(74)
Operating expenses	(742)	(172)	(1,107)	(18)	(2,039)
Operating profit/(loss) before impairment losses	852	102	1,040	(28)	1,966
Impairment losses	(117)	-	(76)	-	(193)
Operating profit/(loss)	735	102	964	(28)	1,773

Income excluding notable items (1)	1,594	274	2,150	(8)	4,010

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.7%
Return on equity (1)	23.2%	22.5%	17.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	62.4%	48.8%	nm	49.1%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	22bps	-	20bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.1)	-	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Total customer assets and liabilities (CAL) (£bn) (1)	412.8	110.5	346.7	na	870.0
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.32%	4.74%	6.00%	nm	nm
Third party customer funding rate (1)	(1.79%)	(2.74%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	230.0	28.5	255.6	na	543.2
Net interest margin (1)	2.59%	2.56%	2.35%	na	2.28%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Capital and risk management

Certain disclosures in the Capital and risk management section are within the scope of PricewaterhouseCoopers LLP's (PwC) review report and are marked as 'reviewed' in the section header.

Capital, liquidity and funding risk
Introduction
NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2025

CET1 ratio 13.2% (2025 - 14.0%)
The CET1 ratio decreased by 80 basis points to 13.2% due to a £0.8 billion decrease in CET1 capital and a £6.2 billion increase in RWAs.
The CET1 capital decrease was mainly driven by an increase in regulatory deductions following the acquisition of Evelyn Partners of £2.7 billion and a foreseeable ordinary dividend accrual of £1.5 billion. This was partially offset by an attributable profit to ordinary shareholders of £3.0 billion.

RWAs £199.5bn (2025 - £193.3bn)
Total RWAs increased by £6.2 billion to £199.5 billion during H1 2026 reflecting:
●     a net increase in credit risk RWA's of £5.3 billion, primarily driven by franchise lending growth, CRD IV model updates, movements in risk metrics and an increase from the acquisition of Evelyn Partners. These movements were partially offset by the benefit of RWA management actions;
●     an increase in operational risk RWAs of £0.7 billion driven by the acquisition of Evelyn Partners;
●     an increase in counterparty credit risk RWAs of £0.2 billion, primarily due to an update to the approach to determining collateral liquidity in securities financing transactions and CRD IV model updates.

UK leverage ratio 4.7% (2025 - 4.8%)
The leverage ratio decreased by 10 basis points to 4.7% due to a £18.1 billion increase in leverage exposure and a £0.2 billion decrease in Tier 1 capital. The key drivers of the leverage exposure movement were an increase in other financial assets and other assets partially offset by an increase in regulatory deductions.

MREL ratio 30.6% (2025 - 31.9%)
The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio decreased by 130 basis points to 30.6% driven by a £6.2 billion increase in RWAs and a £0.5 billion decrease in MREL.

MREL decreased to £61.1 billion driven by a £0.8 billion decrease in CET1 capital and a £0.9 billion decrease in senior unsecured debt, offset by the issuance of a £0.5 billion Additional Tier 1 instrument and a $0.8 billion subordinated debt Tier 2 instrument. The decrease in senior unsecured debt was mainly driven by redemptions totalling £2.4 billion offset by new issuances totalling £1.6 billion.

Liquidity portfolio £224.6bn (2025 - £237.9bn)
The liquidity portfolio decreased by £13.3 billion to £224.6 billion compared with Q4 2025. Primary liquidity decreased by £5.2 billion to £152.0 billion, driven by lending growth and the acquisition of Evelyn Partners partially offset by issuance. Secondary liquidity decreased by £8.1 billion due to reduced pre-positioned collateral at the Bank of England.

LCR average 140% (2025 - 147%)	The average Liquidity Coverage Ratio (LCR) decreased by 7% to 140% during H1 2026, due to higher lending and changes to outflows assumptions partially offset by deposit growth and issuance.

NSFR average 132% (2025 - 135%)	The average Net Stable Funding Ratio (NSFR) decreased by 3% to 132% during H1 2026, due to higher lending partially offset by deposit growth.

Capital and risk management continued

Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group's minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.2%	2.9%
Minimum Capital Requirements	6.1%	8.2%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.4%	15.1%
Capital ratios at 30 June 2026	13.2%	15.7%	18.9%
Headroom (3,4)	2.9%	3.3%	3.8%

(1)     The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)     Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)     The headroom does not reflect excess distributable capital and may vary over time.
(4)     Headroom as at 31 December 2025 was CET1 3.7%, Total Tier 1 4.0% and Total Capital 4.2%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)     The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB.

Liquidity and funding ratios
The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

Capital and risk management continued

Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage metrics in accordance with current PRA rules.
	30 June	31 December
	2026	2025
Capital adequacy ratios	%	%
CET1	13.2	14.0
Tier 1	15.7	16.4
Total	18.9	19.3

RWAs	£m	£m
Credit risk	160,892	155,610
Counterparty credit risk	7,768	7,609
Market risk	4,493	4,474
Operational risk	26,327	25,595
Total RWAs	199,480	193,288

Capital	£m	£m
CET1	26,306	27,066
Tier 1	31,376	31,621
Total	37,651	37,375

Leverage ratios	£m	£m
Tier 1 capital	31,376	31,621
UK leverage exposure	673,021	654,954
UK leverage ratio (%)	4.7%	4.8%
UK average Tier 1 capital	32,235	32,296
UK average leverage exposure	675,637	657,670
UK average leverage ratio (%)	4.8%	4.9%

	30 June	31 December
	2026	2025
Leverage	£m	£m
Cash and balances at central banks	76,743	85,182
Trading assets	47,366	46,537
Derivatives	63,157	60,789
Financial assets	529,802	505,609
Other assets	28,299	16,436
Total assets	745,367	714,553
Derivatives
- netting and variation margin	(59,853)	(58,769)
- potential future exposures	18,529	18,155
Securities financing transactions gross up	1,301	2,593
Other off balance sheet items	62,862	70,909
Regulatory deductions and other adjustments	(21,116)	(9,699)
Claims on central banks	(73,311)	(81,616)
Exclusion of bounce back loans	(758)	(1,172)
UK leverage exposure	673,021	654,954
UK leverage ratio (%)	4.7	4.8

Capital and risk management continued
Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2026.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2025	27,066	4,555	5,754	37,375
Attributable profit for the period	3,035	-	-	3,035
Foreseeable ordinary dividends	(1,517)	-	-	(1,517)
Foreign exchange reserve	(158)	-	-	(158)
FVOCI reserve	51	-	-	51
Own credit	(6)	-	-	(6)
Share-based remuneration and shares vested under employee share schemes	123	-	-	123
Goodwill and intangibles deduction (1)	(2,471)	-	-	(2,471)
Deferred tax assets	69	-	-	69
Prudential valuation adjustments	15	-	-	15
Issuances of capital instruments	-	500	553	1,053
Other capital instrument movements (2)	-	15	(87)	(72)
Expected loss less impairment	89	-	-	89
Other movements	10	-	55	65
At 30 June 2026	26,306	5,070	6,275	37,651

(1)     Goodwill and intangibles deduction movement includes £2.7 billion related to the acquisition of Evelyn Partners.
(2)     Other capital instrument movements include foreign exchange movements, accrued interest and fair value adjustments to capital instruments.

●
For CET1 movements refer to the key points on page 17.
●
Additional Tier 1 movement of £0.5 billion relates to a £0.5 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Note issued in June 2026.
●
Tier 2 movements of £0.5 billion include an increase of £0.6 billion for a $0.8 billion 5.908% Fixed-to-Fixed Reset Rate Subordinated Tier 2 Note issued in March 2026.
●
Within other movements for Tier 2 capital, there is an increase as a result of excess IRB provisions over expected losses in the period.

Capital generation pre-distributions

	30 June	31 December
	2026	2025
	£m	£m
CET1	26,306	27,066
CET1 capital pre-distributions (1)	27,823	31,171
RWAs	199,480	193,288

CET1 ratio (%) - opening at 1 January	14.00	13.61
CET1 pre-distributions (%) - closing	13.95	16.13
Capital generation pre-distributions (%) (1,2)	(0.05)	2.52
(1) The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions include ordinary dividends paid, foreseeable ordinary dividends and share buybacks.
(2) The capital generation pre-distributions is including the day 1 impact of the acquisition of Evelyn Partners. Excluding the impact of this, capital generation pre-distributions would be 1.37%.

Capital and risk management continued

Capital, liquidity and funding risk continued
Capital resources (reviewed)
NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders' equity to regulatory capital.

	30 June	31 December
	2026	2025
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	43,818	42,599
Other equity instruments	(5,070)	(4,571)
	38,748	38,028
Regulatory adjustments and deductions
Own credit	36	42
Defined benefit pension fund adjustment	(190)	(187)
Cash flow hedging reserve	780	752
Deferred tax assets	(735)	(804)
Prudential valuation adjustments	(152)	(167)
Goodwill and other intangible assets	(9,857)	(7,386)
Expected loss less impairment	-	(89)
Foreseeable ordinary dividends	(1,517)	(1,837)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(442)	(921)
	(12,442)	(10,962)
CET1 capital	26,306	27,066
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	5,070	4,555
AT1 capital	5,070	4,555
Tier 1 capital	31,376	31,621
Qualifying Tier 2 capital
Qualifying instruments and related share premium	6,220	5,754
Other regulatory adjustments	55	-
Tier 2 capital	6,275	5,754
Total regulatory capital	37,651	37,375

(1)     Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.
(2)     For June 2026, the foreseeable charge of £442 million relates to a share buyback.

Capital and risk management continued

Capital, liquidity and funding risk continued
Minimum requirements of own funds and eligible liabilities (MREL)
The following table illustrates the components of MREL in NatWest Group and operating subsidiaries.

	30 June 2026				31 December 2025
		Balance	Regulatory	MREL		Balance	Regulatory	MREL
	Par value (1)	sheet value	value	Value (2)	Par value (1)	sheet value	value	Value (2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	26.3	26.3	26.3	26.3	27.1	27.1	27.1	27.1
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	5.1	5.1	5.1	5.1	4.6	4.6	4.6	4.6
of which: NatWest Group plc operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	5.1	5.1	5.1	5.1	4.6	4.6	4.6	4.6
Tier 1 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.1	0.1	-	-
Tier 2 capital: end-point CRR compliant
of which: holdco	6.3	6.2	6.2	6.2	5.8	5.7	5.8	5.8
of which: opcos	-	-	-	-	-	-	-	-
	6.3	6.2	6.2	6.2	5.8	5.7	5.8	5.8
Tier 2 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.2	0.3	-	-	0.2	0.3	-	-
	0.2	0.3	-	-	0.2	0.3	-	-
Senior unsecured debt securities
of which: holdco	23.5	23.4	-	23.4	25.4	25.4	-	24.3
of which: opcos	42.7	42.6	-	-	37.5	37.6	-	-
	66.2	66.0	-	23.4	62.9	63.0	-	24.3
Tier 2 capital
Other regulatory adjustments	-	-	0.1	0.1	-	-	-	-

Total	104.2	104.0	37.7	61.1	100.7	100.8	37.4	61.6
RWAs				199.5				193.3
UK leverage exposure				673.0				655.0
MREL as a ratio of RWAs				30.6%				31.9%
MREL as a ratio of UK leverage exposure				9.1%				9.4%
(1) Par value reflects the nominal value of securities issued.
(2)   MREL value reflects NatWest Group's interpretation of the Bank of England's current approach to setting MREL. Effective from 1 January 2026, MREL values are based on full accounting value of eligible instruments in accordance with the revised MREL Statement of Policy (July 2025), whereas NatWest Group previously reflected MREL values based on the par value of eligible instruments. Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL eligibility criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments. Comparative figures as at 31 December 2025 have not been restated and continue to be presented on the basis of the previous Statement of Policy (December 2021).

(3) Shareholders' equity was £43.8 billion (2025 - £42.6 billion).

Capital and risk management continued

Capital, liquidity and funding risk continued
Minimum requirements of own funds and eligible liabilities (MREL) continued
The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest				NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	Plc	N.V.	Inc. (6)	Limited (7)
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	5.1	-	0.1	-	-	-	-	-
Additional Tier 1	Internally issued	-	4.2	3.7	0.5	1.2	0.2	-	-
		5.1	4.2	3.8	0.5	1.2	0.2	-	-
Tier 2	Externally issued	6.2	-	-	-	-	0.2	-	-
Tier 2	Internally issued	-	5.4	4.6	0.5	1.1	0.1	0.3	-
		6.2	5.4	4.6	0.5	1.1	0.3	0.3	-
Senior unsecured	Externally issued	23.4	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	13.9	7.9	1.1	4.0	-	-	0.3
		23.4	13.9	7.9	1.1	4.0	-	-	0.3
Total outstanding issuance		34.7	23.5	16.3	2.1	6.3	0.5	0.3	0.3

(1)
AT1 and Tier 2 balances are based on the IFRS balance sheet carrying amount. Effective 1 January 2026, regulatory values are generally aligned to IFRS carrying amounts, except for dated capital instruments, which remain subject to straight-line regulatory amortisation over the final five years to maturity. This change reflects the revised MREL Statement of Policy (2025), which replaced the 2021 policy.

(2)	Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NWH Ltd and for NWM N.V. and NWM SI to NWM Plc.
(4)	The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)	The above table does not include CET1 balance.
(6)	NWM Securities Inc is regulated under US broker dealer rules.
(7)	RBSI Ltd - the Resolution Regime is under development in Jersey.

Capital and risk management continued

Capital, liquidity and funding risk continued

Risk-weighted assets
The table below analyses the movement in RWAs during the period, by key drivers.
		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	155.6	7.6	4.5	25.6	193.3
Foreign exchange movement	-	-	-	-	-
Business movement	3.7	0.1	-	-	3.8
Risk parameter changes	0.4	-	-	-	0.4
Model updates	0.8	0.1	-	-	0.9
Acquisitions and disposals	0.4	-	-	0.7	1.1
At 30 June 2026	160.9	7.8	4.5	26.3	199.5

The table below analyses segmental RWAs.
		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	68.5	11.4	111.9	1.5	193.3
Foreign exchange movement	-	-	-	-	-
Business movement	1.0	(0.1)	3.0	(0.1)	3.8
Risk parameter changes	0.1	-	0.3	-	0.4
Model updates	1.6	-	(0.7)	-	0.9
Acquisitions and disposals	-	1.1	-	-	1.1
At 30 June 2026	71.2	12.4	114.5	1.4	199.5

Credit risk	61.8	9.9	87.8	1.4	160.9
Counterparty credit risk	0.2	0.1	7.5	-	7.8
Market risk	0.1	-	4.4	-	4.5
Operational risk	9.1	2.4	14.8	-	26.3
Total RWAs	71.2	12.4	114.5	1.4	199.5

Total RWAs increased by £6.2 billion to £199.5 billion during the period mainly reflecting:

●     An increase in business movements of £3.9 billion, primarily driven by credit risk reflecting franchise lending growth, partially offset by the benefit of RWA management actions. A further increase was driven by counterparty credit risk, primarily due to an update to the approach to determining collateral liquidity in securities financing transactions.

● An increase in risk parameters of £0.4 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.
● A net increase in model updates of £0.9 billion, driven by CRD IV model updates within Retail Banking and Commercial & Institutional.
● An increase in acquisitions of £1.1 billion driven by the acquisition of Evelyn Partners.

Capital and risk management continued

Capital, liquidity and funding risk continued
Funding sources (reviewed)
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2026			31 December 2025
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	27,318	6,225	33,543	22,371	5,445	27,816
Other bank deposits (1)	11,521	4,938	16,459	6,094	10,182	16,276
	38,839	11,163	50,002	28,465	15,627	44,092
Customer deposits
Repos	876	756	1,632	753	1,043	1,796
Non-bank financial institutions	58,470	14	58,484	53,559	4	53,563
Personal	232,651	6,180	238,831	232,815	7,757	240,572
Corporate	149,571	87	149,658	147,022	45	147,067
	441,568	7,037	448,605	434,149	8,849	442,998
Trading liabilities (2)
Repos (3)	26,136	1,490	27,626	26,168	2,410	28,578
Cash collateral received	11,889	-	11,889	11,966	-	11,966
Other bank and customer deposits	600	284	884	454	286	740
Debt securities in issue - Medium term notes	15	200	215	28	206	234
	38,640	1,974	40,614	38,616	2,902	41,518
Other financial liabilities
Customer deposits	498	1,951	2,449	836	1,476	2,312
Debt securities in issue:
Commercial paper and certificates of deposit	13,668	894	14,562	8,718	683	9,401
Medium term notes	8,860	42,496	51,356	11,475	41,999	53,474
Covered bonds	2	1,749	1,751	-	749	749
Securitisation	-	1,916	1,916	-	1,663	1,663
	23,028	49,006	72,034	21,029	46,570	67,599
Subordinated liabilities	1,716	4,890	6,606	1,076	5,047	6,123
Total funding	543,791	74,070	617,861	523,335	78,995	602,330
Of which: available in resolution (4) (unreviewed)			29,628			30,049

(1)     Includes £8.2 billion (31 December 2025 - £8.2 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)     Excludes short positions of £10.0 billion (31 December 2025 - £7.5 billion).
(3)     Comprises central & other bank repos of £8.6 billion (31 December 2025 - £8.2 billion), other financial institution repos of £17.1 billion (31 December 2025 - £18.0 billion) and other corporate repos of £1.9 billion (31 December 2025 - £2.4 billion).
(4)     Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England. As of 1 January 2026, firms with external MREL above minimum capital requirements are required to measure eligible liabilities at full accounting value in accordance with the revised MREL Statement of Policy (July 2025). The balance consists of £23.4 billion (31 December 2025 - £24.3 billion) under debt securities in issue (senior MREL) and £6.2 billion (31 December 2025 - £5.7 billion) under subordinated liabilities.

Capital and risk management continued

Capital, liquidity and funding risk continued
Liquidity portfolio
The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	30 June 2026			31 December 2025
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	72,578	42,480	42,458	81,107	52,307	51,640
High-quality government/MDB/PSE and GSE bonds (3)	66,627	46,450	46,450	61,438	42,214	42,214
Extremely high quality covered bonds	4,703	4,693	4,693	4,415	4,414	4,414
LCR level 1 Eligible Assets	143,908	93,623	93,601	146,960	98,935	98,268
LCR level 2 Eligible Assets (4)	8,137	7,225	7,225	10,325	9,466	9,466
Primary liquidity (HQLA) (5)	152,045	100,848	100,826	157,285	108,401	107,734
Secondary liquidity	72,560	72,560	72,560	80,647	80,647	80,647
Total liquidity value	224,605	173,408	173,386	237,932	189,048	188,381

(1)     NatWest Group includes NWH Group, NWM Group and RBSI Ltd.
(2)     NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH (as at 31 December 2025) who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)     Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)     Includes Level 2A and Level 2B.
(5)     High-quality liquid assets abbreviated to HQLA.

Capital and risk management continued

Credit risk
Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.
Movement in expected credit loss (ECL) provision
The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2026	3,585
Changes in economic forecasts	122
Changes in risk metrics and exposure: Stage 1 and Stage 2	(63)
Changes in risk metrics and exposure: Stage 3	373
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	20
Write-offs and other	(475)
At 30 June 2026	3,562

Key metrics

Loans £447.7bn (31 December 2025 - £429.9bn)	Growth in 2026 was primarily a result of increased mortgage lending. In Non-Personal, growth was mainly across strategic areas including financial institutions and corporates.

Impairments £423m (30 June 2025 - £382m)
The impairment charge of £423 million, or 19 basis points of gross customer loans, reflected broadly stable default rates on growing Personal unsecured portfolios, combined with increased post model adjustments to account for increased economic uncertainty due to the Middle East conflict.

ECL provisions coverage 0.80% (31 December 2025 - 0.83%)
ECL coverage reduced to 0.80%, reflecting stability in arrears trends and the ongoing resilience of NatWest Group's portfolios, alongside balance sheet management actions, coupled with low defaults and increased write-offs in Non-Personal.

Stage 3 1.05% (31 December 2025 - 1.09%)	Stage 3 assets reduced as a result of balance sheet management actions in Personal, coupled with low defaults and increased write-offs in Non-Personal.

Capital and risk management continued

Credit risk continued
Economic drivers (reviewed)
Introduction

The portfolio segmentation and selection of economic drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic drivers uses empirical analysis and expert judgement.

The most significant economic drivers for material portfolios are shown in the table below:

Portfolio	Economic drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios
At 30 June 2026, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

At 30 June 2026, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across inflation, interest rate, the labour market, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2025, the near-term economic growth outlook weakened, mainly due to rising energy prices following the Middle East conflict. To reflect the impact, changes have been made to the base case economic outlook. Inflation is expected to peak at approximately 4%. Real incomes are expected to come under pressure, with economic growth slowing to 1.0%.

The unemployment rate is assumed to peak higher at 5.5%. Given the risks of second round inflationary impacts, it is assumed that the bank rate is held at the current level of 3.75%. Asset prices growth weakens due to weaker GDP growth and higher than anticipated interest rates.

At 30 June 2026, the extreme downside scenario was updated to further incorporate physical and transition climate risks, as detailed on the next page.

High-level narrative - potential developments, vulnerabilities and risks
Growth	Outperformance - above trend growth supported by consumer sentiment recovery	Upside
	Modest - soft in 2026, close to trend pace afterwards	Base case
	Stalling - economic and policy uncertainty lead to consumer caution which weighs on activity	Downside
	Extreme stress - extreme fall in GDP followed by a weak recovery	Extreme downside
Inflation	Sticky - strong growth and/or wage policies keep services inflation above target in medium term	Upside
	Reversal - ongoing progress against inflation halted, inflation rises to around 4%	Base case
	Slow - swift fall to lower levels as demand shock dominates	Downside
	Stagflation - crystallisation of physical risks, acceleration of transition policy, surging energy prices and second round impacts, leading to double digit inflation	Extreme downside
Labour market	Recovery - job growth rebounds strongly, reversing much of the recent rise in unemployment rate	Upside
	Cooling continues - gradual loosening continues into 2026, before improving	Base case
	Job shedding - redundancies, reduced hours, building slack	Downside
	Depression - unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	Careful - cautious hikes in the face of higher growth and inflation	Upside
	Pause - rate cutting cycle on pause given the risk of second round inflation impacts	Base case
	Supportive - sharp declines to support recovery	Downside
	Sharp rise - sharp rates tightening in response to double digit inflation	Extreme downside
Rates long-term	Above consensus - 4%	Upside
	Flat - 3.75%	Base case
	Low - 2%	Downside
	High - around 4%	Extreme downside

Capital and risk management continued
Credit risk continued
Economic drivers (reviewed)
Main macroeconomic variables
The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the table below.

	30 June 2026					31 December 2025
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary (1,2)%		%	%	%	%	%	%	%	%	%
GDP	2.0	1.3	0.6	(0.3)	1.1	2.1	1.4	0.5	0.1	1.2
Unemployment rate	4.4	5.2	6.0	7.2	5.4	4.3	5.1	5.6	7.0	5.3
House price index	5.7	2.4	-	(4.5)	2.0	5.7	3.3	0.6	(3.8)	2.6
Commercial real estate price	5.8	1.1	(1.4)	(5.5)	1.0	6.1	2.2	(0.3)	(5.0)	1.9
Consumer price index	2.3	2.4	2.0	4.6	2.6	2.6	2.4	2.4	1.8	2.3
Bank of England base rate	4.0	3.8	1.9	5.5	3.7	4.0	3.5	2.6	1.4	3.2
Stock price index	9.0	4.1	2.5	(1.0)	4.4	6.2	4.8	2.8	1.1	4.3
World GDP	3.6	2.9	2.4	1.5	2.8	3.7	3.1	2.5	2.2	3.0
Probability weight	22.8	45.0	19.0	13.2		22.4	45.0	19.5	13.1

(1)     The five-year summary runs from 2026-2030 for 30 June 2026 and from 2025-2029 for 31 December 2025.

(2)     The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Climate risks
Since 2023, NatWest Group has incorporated transition policy assumptions into the base case macroeconomic scenario. From Q1 2026, transition and physical climate risks have also been incorporated into the extreme downside scenario, reflecting the potential impacts of chronic physical risks on productivity and acute physical events risks on business activity, alongside higher emissions costs arising from more stringent transition policies. The Network of Central Banks and Supervisors for Greening the Financial System climate scenarios were used to calibrate the climate elements of the scenario. These enhancements did not have a material impact on total ECL, as overall severity of scenarios did not change materially. The sensitivity analysis on page 33 illustrates the impact on ECL of applying a 100% weighting to the extreme downside scenario, which incorporates a range of climate-related risks.

Capital and risk management continued

Credit risk continued
Economic drivers (reviewed)
Probability weightings of scenarios
NatWest Group applies a quantitative approach for IFRS 9 multiple economic scenarios by selecting specific discrete scenarios that represent the range of risks in the economic outlook and assigning appropriate probability weights.

The approach involves comparing GDP paths for NatWest Group's scenarios against a set of model simulations to determine the percentile in the distribution that aligns most closely with each scenario.

The probability weight for the base case is determined first using expert judgement, while probability weights for the alternative scenarios are then assigned based on the percentiles scores mentioned above.

The assigned probability weights were judged to be aligned with the subjective assessment of the balance of the risks in the economy. Given the balance of risks that the economies in which NatWest Group operates are exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. Compared to 31 December 2025, the scenario weights were broadly similar.

The weights present good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22.8% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 19.0% weighting applied to the downside scenario and a 13.2% weighting applied to the extreme downside scenario.

Capital and risk management continued

Credit risk continued
Economic drivers (reviewed)
Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2026	1.2	1.0	0.4	0.3	0.8
2027	2.6	1.2	(1.3)	(3.9)	0.4
2028	2.8	1.4	1.2	-	1.5
2029	1.8	1.4	1.4	1.0	1.5
2030	1.6	1.4	1.4	1.0	1.4
2031	1.5	1.4	1.4	1.0	1.4

Unemployment rate
- annual average
2026	5.1	5.3	5.3	5.4	5.3
2027	4.4	5.4	6.1	6.8	5.5
2028	4.2	5.2	6.5	8.3	5.6
2029	4.2	5.1	6.2	8.1	5.5
2030	4.1	5.0	5.8	7.5	5.3
2031	4.1	4.8	5.4	6.9	5.1

House price index
- four quarter change
2026	4.3	0.8	(0.3)	(2.9)	0.9
2027	7.9	1.7	(3.2)	(12.6)	0.4
2028	5.8	3.0	(4.0)	(11.7)	0.8
2029	5.2	3.2	3.6	(0.2)	3.5
2030	5.6	3.2	4.3	6.4	4.3
2031	5.5	3.2	4.2	6.0	4.3

Commercial real estate price
- four quarter change
2026	9.1	0.4	(5.0)	(9.9)	(0.0)
2027	6.3	0.9	(9.7)	(22.6)	(2.4)
2028	5.7	1.3	3.3	(3.3)	2.4
2029	4.7	1.2	2.6	6.4	2.9
2030	3.3	1.4	2.5	4.9	2.5
2031	3.0	1.6	2.5	4.9	2.4

				Extreme	Weighted
Consumer price index	Upside	Base case	Downside	downside	average
- four quarter change	%	%	%	%	%
2026	3.5	4.0	2.7	7.5	4.1
2027	2.1	2.1	1.3	6.7	2.6
2028	2.0	2.0	1.8	4.3	2.3
2029	2.0	2.0	2.0	2.4	2.0
2030	2.0	2.0	2.0	2.1	2.0
2031	2.0	2.0	1.6	1.3	1.8

Bank of England base rate
- annual average
2026	3.92	3.75	3.26	4.57	3.80
2027	4.08	3.75	1.62	6.76	3.82
2028	4.00	3.75	1.50	6.17	3.70
2029	4.00	3.75	1.50	5.38	3.59
2030	4.00	3.75	1.65	4.60	3.52
2031	4.00	3.75	2.00	4.20	3.53

Stock price index
- four quarter change
2026	19.2	7.1	(14.2)	(26.8)	1.3
2027	12.0	3.3	7.1	(17.1)	4.3
2028	7.8	3.3	7.1	18.9	6.4
2029	3.7	3.3	7.1	15.9	5.1
2030	3.3	3.3	7.1	13.7	4.9
2031	3.3	3.3	7.1	12.6	4.9

Capital and risk management continued
Credit risk continued

Economic drivers (reviewed)
Worst points
			Extreme		Weighted
	Downside		downside		average
30 June 2026 (1)%		Quarter	%	Quarter	%
GDP	(1.2)	Q2 2027	(4.3)	Q3 2027	-
Unemployment rate - peak	6.5	Q2 2028	8.5	Q3 2028	5.6
House price index	(7.4)	Q4 2028	(27.7)	Q2 2029	-
Commercial real estate price	(14.1)	Q4 2027	(34.9)	Q2 2028	(2.4)
Consumer price index
- extreme four quarter change	1.1	Q1 2026	10.0	Q2 2027	4.4
Bank of England base rate
- extreme level	1.5	Q2 2026	7.0	Q2 2027	3.9
Stock price index	(14.2)	Q4 2026	(45.1)	Q2 2027	-

31 December 2025 (1)
GDP	-	Q4 2027	(3.8)	Q4 2026	-
Unemployment rate - peak	6.2	Q4 2027	8.5	Q4 2027	5.6
House price index	(2.4)	Q2 2028	(25.9)	Q2 2028	-
Commercial real estate price	(7.3)	Q2 2027	(33.3)	Q3 2027	-
Consumer price index
- extreme four quarter change	3.8	Q3 2025	3.8	Q3 2025	3.8
Bank of England base rate
- extreme level	2.0	Q1 2025	0.1	Q1 2025	2.8
Stock price index	(6.7)	Q4 2026	(47.7)	Q4 2026	-

(1)  The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest or lowest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2025 for 30 June 2026 scenarios and Q4 2024 for 31 December 2025 scenarios.

Measurement uncertainty and ECL sensitivity analysis (reviewed)

The recognition and measurement of ECL is complex and requires significant judgement and estimation, especially during times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objectives of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions used in the estimation.

Simulations were conducted to assess the impact of various economic scenarios, including base case, upside, downside and extreme downside scenarios. The potential ECL impacts reflected the simulated impact as at 30 June 2026. In the simulations, it was assumed that the macroeconomic variables associated with each scenario would replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario. These scenarios were applied to all modelled portfolios with the simulation affecting both probability of defaults and loss given defaults. Post model adjustments included in the ECL estimates were adjusted in line with the modelled ECL movements. However, adjustments that were judgemental in nature, such as those for deferred model calibrations and economic uncertainty, were not automatically recalculated. Instead, they will be re-evaluated by management through ECL governance for any new economic scenario outlook.

As expected, the scenarios created varying impacts on ECL by portfolio, and these impacts were deemed reasonable. The simulations assumed that existing modelled relationships between key economic variables and drivers would hold. However, in practice, other factors such as potential changes in customer behaviour and policy changes could also impact the wider availability of credit.

The focus of the simulations was on ECL provisioning requirements for performing exposures in Stage 1 and Stage 2. The simulations were run on a stand-alone basis and were independent of each other. Scenario impacts on significant increase in credit risk (SICR) were considered when evaluating the ECL movements of Stage 1 and Stage 2.

Stage 3 provisions are not subject to the same level of measurement uncertainty, as default is an observed event as at the balance sheet date and defaulted loss given default is typically more impacted by borrower-specific factors rather than economics. Therefore, Stage 3 provisions were not considered in this analysis.

Capital and risk management continued

Credit risk continued
Measurement uncertainty and ECL sensitivity analysis (reviewed)

			Moderate		Extreme
		Base	upside	Downside	downside
30 June 2026 (1)	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	186,994	187,700	189,049	186,736	179,577
Retail Banking - unsecured	12,542	12,695	13,143	12,447	10,824
Non-Personal - property	32,585	32,626	32,712	32,500	22,677
Non-Personal - non-property	147,116	147,579	148,063	146,709	112,225
	379,237	380,600	382,967	378,392	325,303
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	39	38	36	38	42
Retail Banking - unsecured	285	290	279	277	267
Non-Personal - property	66	50	38	86	106
Non-Personal - non-property	206	176	152	248	269
	596	554	505	649	684
Stage 1 coverage (%)
Retail Banking - mortgages	0.02%	0.02%	0.02%	0.02%	0.02%
Retail Banking - unsecured	2.27%	2.28%	2.12%	2.23%	2.47%
Non-Personal - property	0.20%	0.15%	0.12%	0.26%	0.47%
Non-Personal - non-property	0.14%	0.12%	0.10%	0.17%	0.24%
	0.16%	0.15%	0.13%	0.17%	0.21%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	16,435	15,729	14,380	16,693	23,852
Retail Banking - unsecured	4,009	3,856	3,408	4,104	5,727
Non-Personal - property	3,283	3,242	3,156	3,368	13,191
Non-Personal - non-property	18,953	18,490	18,006	19,360	53,844
	42,680	41,317	38,950	43,525	96,614
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	33	29	24	33	68
Retail Banking - unsecured	425	408	351	436	638
Non-Personal - property	57	50	43	61	434
Non-Personal - non-property	331	310	271	373	1,311
	846	797	689	903	2,451
Stage 2 coverage (%)
Retail Banking - mortgages	0.20%	0.18%	0.17%	0.20%	0.29%
Retail Banking - unsecured	10.60%	10.58%	10.30%	10.62%	11.14%
Non-Personal - property	1.74%	1.54%	1.36%	1.81%	3.29%
Non-Personal - non-property	1.75%	1.68%	1.51%	1.93%	2.43%
	1.98%	1.93%	1.77%	2.07%	2.54%
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	203,429	203,429	203,429	203,429	203,429
Retail Banking - unsecured	16,551	16,551	16,551	16,551	16,551
Non-Personal - property	35,868	35,868	35,868	35,868	35,868
Non-Personal - non-property	166,069	166,069	166,069	166,069	166,069
	421,917	421,917	421,917	421,917	421,917

			Moderate		Extreme
		Base	upside	downside	downside
30 June 2026 (1)	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	72	67	60	71	110
Retail Banking - unsecured	710	698	630	713	905
Non-Personal - property	123	100	81	147	540
Non-Personal - non-property	537	486	423	621	1,580
	1,442	1,351	1,194	1,552	3,135
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.04%	0.03%	0.03%	0.03%	0.05%
Retail Banking - unsecured	4.29%	4.22%	3.81%	4.31%	5.47%
Non-Personal - property	0.34%	0.28%	0.23%	0.41%	1.51%
Non-Personal - non-property	0.32%	0.29%	0.25%	0.37%	0.95%
	0.34%	0.32%	0.28%	0.37%	0.74%
Reconciliation to Stage 1 and
Stage 2 ECL (£m)
ECL on modelled exposures	1,442	1,351	1,194	1,552	3,135
ECL on non-modelled exposures	46	46	46	48	46
Total Stage 1 and Stage 2 ECL (£m)	1,488	1,397	1,240	1,600	3,181
Variance to actual total Stage 1 and
Stage 2 ECL (£m)	-	(91)	(248)	112	1,693
Reconciliation to Stage 1 and
Stage 2 flow exposures (£m)
Modelled loans	421,917	421,917	421,917	421,917	421,917
Non-modelled loans	21,633	21,633	21,633	21,633	21,633
Other asset classes	155,605	155,605	155,605	155,605	155,605
(1)     Refer to the NatWest Group plc 2025 Annual Report and Accounts for 31 December 2025 comparatives.

●
If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £1.7 billion (approximately 114%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
●
The ECL impact was mainly driven by the Non-Personal portfolios (£1.5 billion), with significant falls in the stock index and commercial real estate prices, followed by a gradual recovery.

Capital and risk management continued

Credit risk continued
ECL post model adjustments
The table below shows ECL post model adjustments.

	Retail Banking		Private Banking &	Commercial &
	Mortgages	Other	Wealth Management	Institutional	Total
30 June 2026	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	12	13
Economic uncertainty	32	52	11	189	284
Other adjustments	-	13	-	6	19
Total	32	65	12	207	316
Of which:
Stage 1	28	35	3	68	134
Stage 2	4	26	9	139	178
Stage 3	-	4	-	-	4

31 December 2025
Deferred model calibrations	-	-	1	14	15
Economic uncertainty	44	42	11	149	246
Other adjustments	-	19	-	16	35
Total	44	61	12	179	296
Of which:
Stage 1	33	38	4	73	148
Stage 2	11	20	8	106	145
Stage 3	-	3	-	-	3

Retail Banking
●
As at 30 June 2026, the post model adjustment for economic uncertainty remained broadly stable at £84 million (31 December 2025 – £86 million). This reflected a review of at-risk populations and observed default experience, with a reduced requirement for mortgages offset by an increase in credit cards, reflecting growth and maturation in credit card balances and continued resilience in mortgage credit performance. The economic uncertainty post model adjustment continued to address risks in segments of the Retail Banking portfolio considered more susceptible to affordability pressures, including customers with over indebtedness, weaker credit card affordability status and lower income customers exposed to fuel poverty.
●
A £13 million (31 December 2025 – £19 million) post model adjustment remains as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury’s Bank lending portfolio.

Commercial & Institutional
●
As at 30 June 2026, the post model adjustment for economic uncertainty increased to £189 million (31 December 2025 – £149 million). The economic uncertainty post model adjustments comprise risk rating downgrades applied to sectors considered most vulnerable to current economic and geopolitical headwinds. The increase was driven by an assessment of potential second-order impacts associated with the Middle East conflict.
●     The remaining £18 million (31 December 2025 – £30 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

Capital and risk management continued

Credit risk - Banking activities
Introduction
This section details the credit risk profile of NatWest Group's banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework (reviewed)
Refer to Note 8 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	30 June 2026			31 December 2025
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	619.3			593.9
In scope of IFRS 9 ECL framework	608.8			592.4
% in scope	98%			100%
Loans to customers - in scope - amortised cost	440.0	3.6	436.4	422.9	3.6	419.3
Loans to customers - in scope - FVOCI	0.7	-	0.7	0.2	-	0.2
Loans to banks - in scope - amortised cost	7.0	-	7.0	6.8	-	6.8
Total loans - in scope	447.7	3.6	444.1	429.9	3.6	426.3
Stage 1	398.1	0.6	397.5	386.6	0.6	386.0
Stage 2	44.9	0.9	44.0	38.6	0.8	37.8
Stage 3	4.7	2.1	2.6	4.7	2.2	2.5
Other financial assets - in scope - amortised cost	111.0	-	111.0	120.7	-	120.7
Other financial assets - in scope - FVOCI	50.1	-	50.1	41.8	-	41.8
Total other financial assets - in scope	161.1	-	161.1	162.5	-	162.5
Stage 1	160.6	-	160.6	161.5	-	161.5
Stage 2	0.5	-	0.5	1.0	-	1.0
Out of scope of IFRS 9 ECL framework	10.5	na	10.5	1.5	na	1.5
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.6)	na	(0.6)
Loans to banks - out of scope - amortised cost	0.4	na	0.4	0.2	na	0.2
Other financial assets - out of scope - amortised cost	10.8	na	10.8	1.7	na	1.7
Other financial assets - out of scope - FVOCI	(0.1)	na	(0.1)	0.2	na	0.2

na = not applicable

The assets outside the scope of the IFRS 9 ECL framework were as follows:

●         Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £11.0 billion (31 December 2025 - £1.8 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
●         Equity shares of £0.1 billion (31 December 2025 - £0.1 billion) as not within the IFRS 9 ECL framework by definition.
●         Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.4) billion (31 December 2025 - £(0.3) billion).

Contingent liabilities and commitments
Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £152.2 billion (31 December 2025 - £147.2 billion) comprised Stage 1 £137.1 billion (31 December 2025 - £135.8 billion); Stage 2 £14.7 billion (31 December 2025 - £10.8 billion); and Stage 3 £0.4 billion (31 December 2025 - £0.6 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2025 - £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (31 December 2025 - £3.6 billion) included ECL for both on and off-balance sheet exposures.

Capital and risk management continued

Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	202,548	17,824	143,085	34,639	398,096	202,548	14,268	2,348	-	3,556	140,737	34,639
Stage 2	20,103	1,117	23,650	45	44,915	20,103	274	37	-	843	23,613	45
Stage 3	2,427	375	1,889	-	4,691	2,427	277	35	-	98	1,854	-
Of which: individual	-	309	867	-	1,176	-	217	5	-	92	862	-
Of which: collective	2,427	66	1,022	-	3,515	2,427	60	30	-	6	992	-
Total	225,078	19,316	168,624	34,684	447,702	225,078	14,819	2,420	-	4,497	166,204	34,684
ECL provisions (3)
Stage 1	324	14	271	7	616	324	3	1	-	11	270	7
Stage 2	457	14	400	1	872	457	1	-	-	13	400	1
Stage 3	1,069	52	953	-	2,074	1,069	25	12	-	27	941	-
Of which: individual	-	52	440	-	492	-	25	5	-	27	435	-
Of which: collective	1,069	-	513	-	1,582	1,069	-	7	-	-	506	-
Total	1,850	80	1,624	8	3,562	1,850	29	13	-	51	1,611	8
ECL provisions coverage (4)
Stage 1 (%)	0.16	0.08	0.19	0.02	0.15	0.16	0.02	0.04	-	0.31	0.19	0.02
Stage 2 (%)	2.27	1.25	1.69	2.22	1.94	2.27	0.36	-	-	1.54	1.69	2.22
Stage 3 (%)	44.05	13.87	50.45	-	44.21	44.05	9.03	34.29	-	27.55	50.76	-
Total	0.82	0.41	0.96	0.02	0.80	0.82	0.20	0.54	-	1.13	0.97	0.02
Impairment (releases)/losses
ECL charge/(release) (5)	280	6	137	-	423	280	2	3	-	4	134	-
Stage 1	(60)	1	(18)	-	(77)	(60)	-	(2)	-	1	(16)	-
Stage 2	192	3	88	-	283	192	1	-	-	2	88	-
Stage 3	148	2	67	-	217	148	1	5	-	1	62	-
Of which: individual	-	2	46	-	48	-	1	-	-	1	46	-
Of which: collective	148	-	21	-	169	148	-	5	-	-	16	-
Total	280	6	137	-	423	280	2	3	-	4	134	-
Amounts written-off	260	4	222	1	487	260	4	-	1	-	222	-
Of which: individual	-	4	164	-	168	-	4	-	-	-	164	-
Of which: collective	260	-	58	1	319	260	-	-	1	-	58	-

For the notes to this table refer to the following page.

Capital and risk management continued

Credit risk - Banking activities continued
Segment analysis - portfolio summary (reviewed)

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	196,325	17,552	138,769	34,005	386,651	196,325	14,140	2,355	84	3,412	136,414	33,921
Stage 2	19,113	1,115	18,289	65	38,582	19,113	337	32	18	778	18,257	47
Stage 3	2,231	348	2,102	2	4,683	2,231	260	44	2	88	2,058	-
Of which: individual	-	276	1,180	-	1,456	-	188	5	-	88	1,175	-
Of which: collective	2,231	72	922	2	3,227	2,231	72	39	2	-	883	-
Total	217,669	19,015	159,160	34,072	429,916	217,669	14,737	2,431	104	4,278	156,729	33,968
ECL provisions (3)
Stage 1	335	13	256	10	614	335	3	1	3	10	255	7
Stage 2	424	13	357	2	796	424	1	-	1	12	357	1
Stage 3	1,075	50	1,048	2	2,175	1,075	24	11	2	26	1,037	-
Of which: individual	-	50	548	-	598	-	24	5	-	26	543	-
Of which: collective	1,075	-	500	2	1,577	1,075	-	6	2	-	494	-
Total	1,834	76	1,661	14	3,585	1,834	28	12	6	48	1,649	8
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.07	0.18	0.03	0.16	0.17	0.02	0.04	3.57	0.29	0.19	0.02
Stage 2 (%)	2.22	1.17	1.95	3.08	2.06	2.22	0.30	-	5.56	1.54	1.96	2.13
Stage 3 (%)	48.18	14.37	49.86	100.00	46.44	48.18	9.23	25.00	100.00	29.55	50.39	-
Total	0.84	0.40	1.04	0.04	0.83	0.84	0.19	0.49	5.77	1.12	1.05	0.02
Half year ended 30 June 2025
Impairment (releases)/losses
ECL (release)/charge (5)	226	1	154	1	382	226	3	-	-	(2)	154	1
Stage 1	18	(5)	(80)	-	(67)	18	-	(1)	-	(5)	(79)	-
Stage 2	139	3	23	-	165	139	1	-	-	2	23	-
Stage 3	69	3	211	1	284	69	2	1	-	1	210	1
Of which: individual	-	3	191	-	194	-	2	-	-	1	191	-
Of which: collective	69	-	20	1	90	69	-	1	-	-	19	1
Total	226	1	154	1	382	226	3	-	-	(2)	154	1
Amounts written-off	94	1	97	-	192	94	1	-	-	-	97	-
Of which: individual	-	1	60	-	61	-	1	-	-	-	60	-
Of which: collective	94	-	37	-	131	94	-	-	-	-	37	-

(1) The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £75.9 billion (31 December 2025 – £84.1 billion) and debt securities of £85.2 billion (31 December 2025 – £78.4 billion).

(2) Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3) Includes £10 million (31 December 2025 – £6 million) related to assets classified as FVOCI and £0.1 billion (31 December 2025 – £0.1 billion) related to off-balance sheet exposures.
(4) ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

(5) Includes a £2 million release (30 June 2025 – £1 million release) related to other financial assets, of which £2 million charge (30 June 2025 – £0 million release) related to assets classified as FVOCI and includes a £0 million charge (30 June 2025 – £10 million charge) related to contingent liabilities.

Capital and risk management continued

Credit risk - Banking activities continued
Segmental loans and impairment metrics (reviewed)
●
Retail Banking – Year-to-date balance sheet growth was primarily driven by expansion in the mortgage portfolio. Asset quality remained stable through H1 2026, reflecting continued customer resilience and disciplined risk management. Unsecured flows into Stage 3 increased during the first half of the year, largely reflecting the maturation of credit card cohorts originated through strategic new business growth since 2022. Despite a quarter-on-quarter improvement in multiple economic scenarios and weights, performing book ECL coverage remained marginally above the 2025 year-end position, reflecting continued macroeconomic uncertainty. Overall Retail Banking ECL coverage decreased compared with 31 December 2025, primarily due to a sale of Stage 3 unsecured assets in June.

●
Commercial & Institutional – Balance sheet growth was mainly across strategic areas in financial institutions and corporates. Performing book provisions increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights along with an increase in post model adjustments. Total provision balances reduced with subdued flows into Stage 3 along with some individual write-offs which more than offset the increase in the performing book ECL. Performing book coverage increased due to increased economic uncertainty, but overall total coverage reduced due to the decrease in Stage 3 ECL provisions.

Capital and risk management continued

Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- UK	222,388	8,358	11,571	242,317	103,054	51,794	519	155,367	397,684
- Other Europe	-	-	-	-	7,171	14,710	144	22,025	22,025
- RoW	-	-	-	-	12,086	15,404	503	27,993	27,993
Loans by stage	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- Stage 1	204,278	5,799	9,087	219,164	96,742	81,342	848	178,932	398,096
- Stage 2	16,537	2,263	1,614	20,414	23,769	428	304	24,501	44,915
- Stage 3	1,573	296	870	2,739	1,800	138	14	1,952	4,691
- Of which: individual	194	-	28	222	808	132	14	954	1,176
- Of which: collective	1,379	296	842	2,517	992	6	-	998	3,515
Loans - past due analysis	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- Not past due	219,455	8,000	10,638	238,093	118,114	81,611	1,153	200,878	438,971
- Past due 1-30 days	1,566	71	79	1,716	2,976	187	-	3,163	4,879
- Past due 31-90 days	517	88	123	728	431	4	-	435	1,163
- Past due 90-180 days	322	76	118	516	197	103	-	300	816
- Past due >180 days	528	123	613	1,264	593	3	13	609	1,873
Loans - Stage 2	16,537	2,263	1,614	20,414	23,769	428	304	24,501	44,915
- Not past due	15,090	2,163	1,499	18,752	22,466	420	304	23,190	41,942
- Past due 1-30 days	1,179	43	34	1,256	951	4	-	955	2,211
- Past due 31-90 days	268	57	81	406	352	4	-	356	762
Weighted average life
- ECL measurement (years)	9	4	6	5	6	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.45	3.62	5.34	0.77	1.11	0.17	6.61	0.76	0.77
- Basel (%)	0.64	3.96	3.94	0.88	1.01	0.17	6.68	0.70	0.80
ECL provisions by geography	269	583	1,040	1,892	1,506	147	17	1,670	3,562
- UK	269	583	1,035	1,887	1,331	100	5	1,436	3,323
- Other Europe	-	-	5	5	112	8	-	120	125
- RoW	-	-	-	-	63	39	12	114	114
ECL provisions by stage	269	583	1,040	1,892	1,506	147	17	1,670	3,562
- Stage 1	42	120	166	328	252	29	7	288	616
- Stage 2	33	227	198	458	402	9	3	414	872
- Stage 3	194	236	676	1,106	852	109	7	968	2,074
- Of which: individual	12	-	18	30	349	106	7	462	492
- Of which: collective	182	236	658	1,076	503	3	-	506	1,582

For the notes to this table refer to page 42.

Capital and risk management continued

Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.12	6.98	8.99	0.78	1.23	0.18	1.46	0.81	0.80
- Stage 1 (%)	0.02	2.07	1.83	0.15	0.26	0.04	0.83	0.16	0.15
- Stage 2 (%)	0.20	10.03	12.27	2.24	1.69	2.10	0.99	1.69	1.94
- Stage 3 (%)	12.33	79.73	77.70	40.38	47.33	78.99	50.00	49.59	44.21
ECL (release)/charge	-	149	136	285	147	(8)	(1)	138	423
- UK	-	149	136	285	103	(2)	-	101	386
- Other Europe	-	-	-	-	31	(2)	-	29	29
- RoW	-	-	-	-	13	(4)	(1)	8	8
Amounts written-off	13	80	172	265	218	4	-	222	487
Loans by residual maturity	222,388	8,358	11,571	242,317	122,311	81,908	1,166	205,385	447,702
- ≤1 year	2,250	1,822	2,665	6,737	34,952	57,103	612	92,667	99,404
- >1 and ≤5 year	8,441	6,536	6,538	21,515	53,591	19,966	53	73,610	95,125
- >5 and ≤15 year	44,097	-	2,064	46,161	25,062	4,777	308	30,147	76,308
- >15 year	167,600	-	304	167,904	8,706	62	193	8,961	176,865
Other financial assets by asset quality (3)	-	-	-	-	5,332	28,245	127,526	161,103	161,103
- AQ1-AQ4	-	-	-	-	5,324	27,606	127,506	160,436	160,436
- AQ5-AQ8	-	-	-	-	8	639	20	667	667
Off-balance sheet	16,006	23,233	7,313	46,552	80,662	24,513	510	105,685	152,237
- Loan commitments	16,006	23,233	7,278	46,517	77,740	23,026	510	101,276	147,793
- Contingent liabilities	-	-	35	35	2,922	1,487	-	4,409	4,444
Off-balance sheet by asset quality (3)	16,006	23,233	7,313	46,552	80,662	24,513	510	105,685	152,237
- AQ1-AQ4	14,989	432	5,904	21,325	51,686	22,148	81	73,915	95,240
- AQ5-AQ8	1,005	22,715	1,374	25,094	28,685	2,332	91	31,108	56,202
- AQ9	2	12	6	20	26	-	338	364	384
- AQ10	10	74	29	113	265	33	-	298	411

For the notes to this table refer to page 42.

Capital and risk management continued

Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- UK	215,220	8,311	11,401	234,932	101,441	45,700	1,477	148,618	383,550
- Other Europe	9	-	-	9	7,010	14,059	351	21,420	21,429
- RoW	-	-	-	-	9,778	14,697	462	24,937	24,937
Loans by stage	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Stage 1	197,939	5,988	8,977	212,904	97,779	73,959	2,009	173,747	386,651
- Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Stage 3	1,339	242	956	2,537	1,990	141	15	2,146	4,683
- Of which: individual	167	1.0	25	193	1,112	136	15	1,263	1,456
- Of which: collective	1,172	241	931	2,344	878	5	-	883	3,227
Loans - past due analysis	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Not past due	212,492	7,993	10,388	230,873	114,895	74,257	2,275	191,427	422,300
- Past due 1-30 days	1,510	71	92	1,673	2,261	137	-	2,398	4,071
- Past due 31-90 days	469	86	130	685	274	8	-	282	967
- Past due 90-180 days	275	62	104	441	110	6	-	116	557
- Past due >180 days	483	99	687	1,269	689	48	15.0	752	2,021
Loans - Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Not past due	14,521	1,979	1,335	17,835	17,605	343	266	18,214	36,049
- Past due 1-30 days	1,138	41	48	1,227	610	5	-	615	1,842
- Past due 31-90 days	292	61	85	438	245	8	-	253	691
Weighted average life
- ECL measurement (years)	9	4	6	5	7	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.46	3.68	5.05	0.77	1.18	0.14	5.40	0.83	0.80
- Basel (%)	0.62	3.91	3.52	0.85	1.04	0.15	5.40	0.75	0.80
ECL provisions by geography	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- UK	270	520	1,088	1,878	1,367	103	5	1,475	3,353
- Other Europe	2	-	-	2	104	10	1	115	117
- RoW	-	-	-	-	61	42	12	115	115
ECL provisions by stage	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- Stage 1	45	125	172	342	228	37	7	272	614
- Stage 2	36	205	185	426	360	5	5	370	796
- Stage 3	191	190	731	1,112	944	113	6	1,063	2,175
- Of which: individual	16	1.0	12	29	453	110	6	569	598
- Of which: collective	175	189	719	1,083	491	3	-	494	1,577

For the notes to this table refer to the following page.

Capital and risk management continued

Credit risk - Banking activities continued
Sector analysis - portfolio summary (reviewed)

	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.13	6.26	9.54	0.80	1.30	0.21	0.79	0.87	0.83
- Stage 1 (%)	0.02	2.09	1.92	0.16	0.23	0.05	0.35	0.16	0.16
- Stage 2 (%)	0.23	9.85	12.60	2.18	1.95	1.40	1.88	1.94	2.06
- Stage 3 (%)	14.26	78.51	76.46	43.83	47.44	80.14	40.00	49.53	46.44

Half year ended 30 June 2025
ECL (release)/charge	(86)	143	172	229	101	52	-	153	382
- UK	(86)	143	172	229	97	51	-	148	377
- Other Europe	-	-	-	-	3	2	-	5	5
- RoW	-	-	-	-	1	(1)	-	-	-
Amounts written-off	13	52	30	95	97	-	-	97	192

31 December 2025
Loans by residual maturity	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- ≤1 year	2,764	1,856	2,736	7,356	33,768	52,130	1,765	87,663	95,019
- >1 and ≤5 year	8,332	6,452	6,898	21,682	51,723	18,262	77	70,062	91,744
- >5 and ≤15 year	42,759	3.0	1,772	44,534	24,136	4,016	290	28,442	72,976
- >15 year	161,374	-	(5)	161,369	8,602	48	158	8,808	170,177
Other financial assets by asset quality (3)	-	-	-	-	4,513	28,490	129,532	162,535	162,535
- AQ1-AQ4	-	-	-	-	4,506	28,301	129,532	162,339	162,339
- AQ5-AQ8	-	-	-	-	7	189	-	196	196
Off-balance sheet	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- Loan commitments	14,799	22,696	7,514	45,009	75,723	21,555	501	97,779	142,788
- Contingent liabilities	-	-	36	36	2,881	1,476	-	4,357	4,393
Off-balance sheet by asset quality (3)	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- AQ1-AQ4	13,926	415	6,140	20,481	50,709	21,030	114	71,853	92,334
- AQ5-AQ8	859	22,205	1,283	24,347	27,525	1,924	12	29,461	53,808
- AQ9	4	11	12	27	61	-	375	436	463
- AQ10	10	65	115	190	309	77	-	386	576

(1)
Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International personal products are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2)
Included within financial institutions is funds lending of £22.7 billion, including £17.7 billion subscription lines financing and £5.0 billion net asset value financing, and £11.4 billion of securitisation classified as private credit securitisation. Private credit securitisation is defined as senior securitisation financing secured on diversified portfolios of private loans to corporates.
(3)
AQ bandings are based on Basel probability of default (PD) and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

Capital and risk management continued

Credit risk - Banking activities continued

Sector analysis - portfolio summary (reviewed)
The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	219,164	20,414	2,739	242,317	46,517	35	328	458	1,106	1,892
Mortgages (1)	204,278	16,537	1,573	222,388	16,006	-	42	33	194	269
Credit cards	5,799	2,263	296	8,358	23,233	-	120	227	236	583
Other personal	9,087	1,614	870	11,571	7,278	35	166	198	676	1,040
Non-Personal	178,932	24,501	1,952	205,385	101,276	4,409	288	414	968	1,670
Financial institutions (2)	81,342	428	138	81,908	23,026	1,487	29	9	109	147
Sovereigns	848	304	14	1,166	510	-	7	3	7	17
Corporate and other	96,742	23,769	1,800	122,311	77,740	2,922	252	402	852	1,506
Of which:
Commercial real estate	18,851	1,084	315	20,250	6,330	139	57	20	116	193
Mobility and logistics	11,491	6,105	85	17,681	11,085	387	27	57	41	125
Consumer industries	11,340	3,861	367	15,568	12,244	545	34	90	199	323
Total	398,096	44,915	4,691	447,702	147,793	4,444	616	872	2,074	3,562

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	212,904	19,500	2,537	234,941	45,009	36	342	426	1,112	1,880
Mortgages (1)	197,939	15,951	1,339	215,229	14,799	-	45	36	191	272
Credit cards	5,988	2,081	242	8,311	22,696	-	125	205	190	520
Other personal	8,977	1,468	956	11,401	7,514	36	172	185	731	1,088
Non-Personal	173,747	19,082	2,146	194,975	97,779	4,357	272	370	1,063	1,705
Financial institutions (2)	73,959	356	141	74,456	21,555	1,476	37	5	113	155
Sovereigns	2,009	266	15	2,290	501	-	7	5	6	18
Corporate and other	97,779	18,460	1,990	118,229	75,723	2,881	228	360	944	1,532
Of which:
Commercial real estate	17,838	1,272	294	19,404	6,646	162	55	22	120	197
Mobility and logistics	13,021	4,312	81	17,414	10,194	520	24	45	40	109
Consumer industries	12,875	2,912	389	16,176	11,149	496	33	68	199	300
Total	386,651	38,582	4,683	429,916	142,788	4,393	614	796	2,175	3,585

(1)     As at 30 June 2026 £148.7 billion, 66.9%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2025 - £144.2 billion, 67.0%). Of which, 50.4% were rated as EPC A to C (31 December 2025 - 48.8%).

(2) Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

Capital and risk management continued

Credit risk - Banking activities continued
Non-Personal forbearance (reviewed)
The table below shows Non-Personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and	Financial
	other	institutions	Sovereign	Total
30 June 2026	£m	£m	£m	£m
Forbearance (flow)	2,319	77	-	2,396
Forbearance (stock)	4,453	85	10	4,548
Heightened Monitoring and Risk of Credit Loss	5,981	242	1	6,224

31 December 2025
Forbearance (flow)	3,495	43	12	3,550
Forbearance (stock)	4,167	122	12	4,301
Heightened Monitoring and Risk of Credit Loss	6,115	103	2	6,220

●
Loans by geography and sector – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK.
●
Loans by stage – Stage 3 balances remained broadly stable, with higher Personal unsecured flows into Stage 3 offset by increased Non-Personal write-offs and a Personal unsecured debt sale. Stage 2 balances increased in Non-Personal, reflecting portfolio growth, updated economic scenarios and weights, and higher post model adjustments for continued macroeconomic uncertainty. Personal Stage 2 balances were broadly stable and in line with portfolio growth, supported by resilient credit performance.
●
Loans – Past due analysis – There were small increases in arrears balances in H1 2026 mainly as result of portfolio growth and maturation. Arrears levels overall were within expectations.
●
Weighted average 12 months PDs – Both IFRS 9 and Basel PDs remained broadly stable during H1 2026. The higher PD in sovereigns reflected a single entity where lending is fully guaranteed.
●
ECL provisions by stage and ECL provisions coverage – Overall ECL provisions and total coverage decreased from 31 December 2025. This reflected stability in arrears trends and the ongoing resilience of NatWest Group’s portfolios, alongside balance sheet management actions, coupled with low defaults and increased write-offs in Non-Personal.
●
ECL charge – The H1 2026 impairment charge reflected broadly stable default rates on growing Personal unsecured portfolios, combined with increased post model adjustments to account for increased economic uncertainty due to the Middle East conflict.
●
Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal, over 80% of the loans mature in less than five years.
●
Other financial assets by asset quality – These assets were cash and debt securities, and generally of high credit quality as reflected in the AQ banding.
●
Off-balance sheet exposures by asset quality – The AQ band split of off-balance sheet exposures broadly mirrored the drawn loans portfolio for non-defaulted exposures. In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where formal offers had been made to customers but had not yet drawn down; the value increased in line with the pipeline of offers. In Non-Personal, off-balance sheet exposure consisted primarily of undrawn loan commitments to customers along with contingent liabilities.
●
Non-Personal problem debt – Exposures within the Wholesale Problem Debt Management framework remained stable during H1 2026, with increases in certain sectors broadly offset by reductions in others. There was no change in the reasons for customers moving onto the framework from 2025, with trading issues and cash/liquidity remaining the principal factors.
●
Non-Personal forbearance – Exposures classified as forborne increased marginally in 2026 with increases in some sectors offsetting reductions in others. A portion of forbearance flows related to cases in Customer Lending Support subject to repeated forbearance.

Capital and risk management continued

Credit risk - Banking activities continued
Personal portfolio (reviewed)
Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2026					31 December 2025
		Private					Private
		Banking					Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	207,158	13,001	2,229	-	222,388	199,972	13,038	2,210	9	215,229
Of which:
Owner occupied	186,774	11,606	1,534	-	199,914	180,323	11,644	1,508	8	193,483
Buy-to-let	20,384	1,395	695	-	22,474	19,649	1,394	702	1	21,746
Interest only	22,503	11,579	432	-	34,514	21,812	11,533	436	-	33,781
Mixed (1)	9,889	88	4	-	9,981	9,977	76	4	-	10,057
ECL provisions (2)	251	13	5	-	269	248	17	5	2	272
Other personal lending (3)	17,920	1,818	191	-	19,929	17,696	1,699	221	95	19,711
ECL provisions (2)	1,599	16	8	-	1,623	1,586	11	7	4	1,608
Total personal lending	225,078	14,819	2,420	-	242,317	217,668	14,737	2,431	104	234,940
Mortgage LTV ratios
Owner occupied	59%	60%	57%	-	59%	57%	61%	57%	42%	57%
Stage 1	59%	59%	57%	-	59%	57%	59%	57%	-	57%
Stage 2	54%	62%	56%	-	54%	52%	57%	59%	32%	52%
Stage 3	50%	65%	67%	-	53%	47%	69%	67%	56%	51%
Buy-to-let	55%	61%	54%	-	56%	54%	62%	55%	26%	55%
Stage 1	56%	61%	54%	-	56%	54%	60%	54%	-	55%
Stage 2	54%	55%	57%	-	54%	52%	56%	62%	26%	52%
Stage 3	53%	59%	67%	-	55%	51%	56%	66%	24%	53%
Gross new mortgage lending	19,170	626	162	-	19,958	34,458	1,492	313	-	36,263
Of which:
Owner occupied	18,077	573	125	-	18,775	32,059	1,372	229	-	33,660
- LTV > 90%	1,312	-	-	-	1,312	1,677	-	-	-	1,677
Weighted average LTV (4)	72%	65%	72%	-	72%	71%	66%	61%	-	70%
Buy-to-let	1,093	53	37	-	1,183	2,399	120	84	-	2,603
Weighted average LTV (4)	59%	67%	58%	-	59%	61%	65%	61%	-	61%
Interest only	1,465	570	25	-	2,060	2,443	1,357	54	-	3,854
Mixed (1)	502	-	-	-	502	1,049	-	1	-	1,050

For the notes to this table refer to the following page.

Capital and risk management continued
Credit risk - Banking activities continued
Personal portfolio (reviewed) continued

	30 June 2026					31 December 2025
		Private					Private
		Banking					Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
Mortgage forbearance	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forbearance flow (5)	209	12	1	-	222	328	14	1	-	343
Forbearance stock	1,252	14	3	-	1,269	1,203	10	9	1	1,223
Current	921	-	-	-	921	918	2	3	-	923
1-3 months in arrears	125	5	-	-	130	110	6	-	-	116
> 3 months in arrears	206	9	3	-	218	175	2	6	1	184

(1)     Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)     Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)     Comprises unsecured lending except for Private Banking & Wealth Management, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)     New mortgage lending LTV reflects the LTV at the time of lending.
(5)     Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

Capital and risk management continued

Credit risk - Banking activities continued
Personal portfolio (reviewed)
Mortgage LTV distribution by stage
The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	63,778	6,929	648	71,355	8	7	91	106	-	0.1	14.0	0.1
>50% and ≤70%	62,736	5,944	432	69,112	13	11	53	77	-	0.2	12.3	0.1
>70% and ≤80%	29,912	2,039	124	32,075	7	7	15	29	-	0.3	12.1	0.1
>80% and ≤90%	23,697	1,082	64	24,843	7	6	8	21	-	0.6	12.5	0.1
>90% and ≤100%	9,206	260	18	9,484	2	2	4	8	-	0.8	22.2	0.1
>100%	8	3	7	18	-	-	3	3	-	-	42.9	16.7
Total with LTVs	189,337	16,257	1,293	206,887	37	33	174	244	-	0.2	13.5	0.1
Other	267	1	3	271	4	-	3	7	1.5	-	100.0	2.6
Total	189,604	16,258	1,296	207,158	41	33	177	251	-	0.2	13.7	0.1

31 December 2025
≤50%	66,203	7,099	597	73,899	10	10	94	114	-	0.1	15.7	0.2
>50% and ≤70%	63,802	5,948	338	70,088	16	15	50	81	-	0.3	14.8	0.1
>70% and ≤80%	27,658	1,745	73	29,476	8	6	12	26	-	0.3	16.4	0.1
>80% and ≤90%	20,777	744	39	21,560	7	4	6	17	-	0.5	15.4	0.1
>90% and ≤100%	4,438	76	7	4,521	1	1	2	4	-	1.3	28.6	0.1
>100%	9	1	7	17	-	-	3	3	-	-	42.9	17.6
Total with LTVs	182,887	15,613	1,061	199,561	42	36	167	245	-	0.2	15.7	0.1
Other	406	1	4	411	2	-	1	3	0.5	-	25.0	0.7
Total	183,293	15,614	1,065	199,972	44	36	168	248	-	0.2	15.8	0.1

● Mortgage balances increased during 2026 with continuing organic growth.
● Unsecured lending was stable overall, with growth in prime quality whole of market lending and balance transfer credit card segments offset by the run-off of the recently acquired Sainsbury's Bank lending portfolio, in line with expectations.

● Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.

● Mortgage portfolio LTVs increased overall, partly driven by house price indexation as well as higher new business volumes, including support for first time buyers which have led to an increase in balances in higher LTV bands.

● Mortgage forbearance levels were broadly consistent with 2025, with flows to collections in line with expectations.

Capital and risk management continued

Credit risk - Banking activities continued
Commercial real estate (CRE) (reviewed)
CRE LTV distribution by stage
The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,584	247	25	7,856	19	5	8	32	0.3	2.0	32.0	0.4
>50% and ≤60%	4,583	62	35	4,680	15	2	3	20	0.3	3.2	8.6	0.4
>60% and ≤70%	893	51	34	978	4	1	16	21	0.4	2.0	47.1	2.1
>70% and ≤100%	340	75	94	509	1	2	26	29	0.3	2.7	27.7	5.7
>100%	168	1	43	212	1	-	20	21	0.6	-	46.5	9.9
Total with LTVs	13,568	436	231	14,235	40	10	73	123	0.3	2.3	31.6	0.9
Total portfolio average LTV	48%	56%	79%	49%
Other investment (1)	2,807	199	38	3,044	5	3	13	21	0.2	1.5	34.2	0.7
Investment	16,375	635	269	17,279	45	13	86	144	0.3	2.0	32.0	0.8
Development and other (2)	2,476	449	46	2,971	12	7	30	49	0.5	1.6	65.2	1.6
Total	18,851	1,084	315	20,250	57	20	116	193	0.3	1.8	36.8	1.0

31 December 2025
≤50%	7,324	222	26	7,572	20	5	6	31	0.3	2.3	23.1	0.4
>50% and ≤60%	4,417	144	40	4,601	15	2	6	23	0.3	1.4	15.0	0.5
>60% and ≤70%	881	21	27	929	4	1	10	15	0.5	4.8	37.0	1.6
>70% and ≤100%	270	146	35	451	1	4	19	24	0.4	2.7	54.3	5.3
>100%	183	2	83	268	2	-	39	41	1.1	-	47.0	15.3
Total with LTVs	13,075	535	211	13,821	42	12	80	134	0.3	2.2	37.9	1.0
Total portfolio average LTV	48%	58%	115%	49%
Other investment (1)	2,745	331	36	3,112	5	4	11	20	0.2	1.2	30.6	0.6
Investment	15,820	866	247	16,933	47	16	91	154	0.3	1.8	36.8	0.9
Development and other (2)	2,018	406	47	2,471	8	6	29	43	0.4	1.5	61.7	1.7
Total	17,838	1,272	294	19,404	55	22	120	197	0.3	1.7	40.8	1.0
(1)     Related mainly to business banking and unsecured corporate lending.
(2)     Related to the development of commercial residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

● Overall - The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
● 2026 trends - There was growth in the residential sector, with other CRE sectors remaining broadly flat. LTV profile remained stable.
● Credit quality - Credit quality is largely unchanged, with a modest increase in exposure on the Wholesale Problem Debt Management framework.
● Risk appetite - Lending appetite is subject to regular review and implemented at sub-sector level.

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables. These differences do not have a material ECL effect. Other points to note:

●
Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●
Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
●
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●
Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
●
Amounts written-off represent the gross asset written-off against accounts with ECL, including the net asset written-off for any debt sale activity.
●
There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
●
The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models.
●
All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the increase in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	546,394	614	39,598	796	4,893	2,175	590,885	3,585
Currency translation and other adjustments	(62)	-	(24)	-	61	78	(25)	78
Transfers from Stage 1 to Stage 2	(24,354)	(152)	24,354	152	-	-	-	-
Transfers from Stage 2 to Stage 1	13,570	228	(13,570)	(228)	-	-	-	-
Transfers to Stage 3	(108)	(3)	(1,214)	(148)	1,322	151	-	-
Transfers from Stage 3	76	9	212	18	(288)	(27)	-	-
Net re-measurement of ECL on stage transfer		(155)		329		206		380
Changes in risk parameters		1		56		165		222
Other changes in net exposure	17,476	74	(3,193)	(103)	(665)	(121)	13,618	(150)
Other (P&L only items)		3		1		(33)		(29)
Income statement (releases)/charges		(77)		283		217		423
Amounts written-off	-	-	-	-	(487)	(487)	(487)	(487)
Unwinding of discount		-		-		(66)		(66)
At 30 June 2026	552,992	616	46,163	872	4,836	2,074	603,991	3,562
Net carrying amount	552,376		45,291		2,762		600,429
At 1 January 2025	515,556	598	42,165	787	5,901	2,040	563,622	3,425
2025 movements	11,439	50	(409)	(46)	(162)	221	10,868	225
At 30 June 2025	526,995	648	41,756	741	5,739	2,261	574,490	3,650
Net carrying amount	526,347		41,015		3,478		570,840

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	181,936	44	15,824	36	1,084	168	198,844	248
Currency translation and other adjustments					27	27	27	27
Transfers from Stage 1 to Stage 2	(6,268)	(4)	6,268	4	-	-	-	-
Transfers from Stage 2 to Stage 1	4,327	4	(4,327)	(4)	-	-	-	-
Transfers to Stage 3	(2)	-	(410)	(5)	412	5	-	-
Transfers from Stage 3	2	-	94	1	(96)	(1)	-	-
Net re-measurement of ECL on stage transfer		(2)		7		2		7
Changes in risk parameters		(1)		(4)		35		30
Other changes in net exposure	6,994	-	(1,012)	(2)	(101)	(27)	5,881	(29)
Other (P&L only items)		-		-		(9)		(9)
Income statement (releases)/charges		(3)		1		1		(1)
Amounts written-off	-	-	-	-	(10)	(10)	(10)	(10)
Unwinding of discount		-		-		(22)		(22)
At 30 June 2026	186,989	41	16,437	33	1,316	177	204,742	251
Net carrying amount	186,948		16,404		1,139		204,491
At 1 January 2025	171,333	76	20,992	60	2,303	305	194,628	441
2025 movements	2,568	(18)	345	(9)	(412)	(51)	2,501	(78)
At 30 June 2025	173,901	58	21,337	51	1,891	254	197,129	363
Net carrying amount	173,843		21,286		1,637		196,766
● ECL coverage for mortgages remained consistent during the first half of 2026, supported by stable credit performance.
● PDs and Stage 3 inflows remained broadly stable, with the portfolio showing continued resilience during an ongoing period of relatively high inflation and interest rates.
● The growth in Stage 3 assets reflected a reduction in Stage 3 write-offs and recoveries in 2026 after a significant securitisation of Stage 3 assets in Q4 2025.
● The net flows into Stage 2 from Stage 1 were offset by outflows from Stage 2 to Stage 1 and balance paydown in Stage 2, supporting a stable Stage 2 level during 2026 to date.
● The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book.
● Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	5,743	124	2,167	204	267	190	8,177	518
Currency translation and other adjustments					4	4	4	4
Transfers from Stage 1 to Stage 2	(1,325)	(35)	1,325	35	-	-	-	-
Transfers from Stage 2 to Stage 1	692	55	(692)	(55)	-	-	-	-
Transfers to Stage 3	(21)	(1)	(167)	(56)	188	57	-	-
Transfers from Stage 3	2	1	8	4	(10)	(5)	-	-
Net re-measurement of ECL on stage transfer		(35)		101		76		142
Changes in risk parameters		13		42		8		63
Other changes in net exposure	348	(3)	(288)	(48)	(42)	(5)	18	(56)
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(25)		95		79		149
Amounts written-off	-	-	-	-	(80)	(80)	(80)	(80)
Unwinding of discount		-		-		(9)		(9)
At 30 June 2026	5,439	119	2,353	227	327	236	8,119	582
Net carrying amount	5,320		2,126		91		7,537
At 1 January 2025	4,523	76	2,034	186	162	117	6,719	379
2025 movements	1,145	50	(40)	11	49	29	1,154	90
At 30 June 2025	5,668	126	1,994	197	211	146	7,873	469
Net carrying amount	5,542		1,797		65		7,404

● Credit cards ECL increased during 2026, primarily reflecting continued organic portfolio growth within risk appetite, together with the expected maturation of credit card cohorts originated through strategic new business growth since 2022.

● Flows into Stage 3 were higher than in 2025, consistent with recent portfolio growth and cohort maturation, and remained in line with expectations. Debt sale activity partially offset these higher flows from a Stage 3 balance and ECL perspective.

● This maturation dynamic also contributed to net migration from Stage 1 into Stage 2, reflecting the natural seasoning of newer lending cohorts rather than a material deterioration in credit quality.
● Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	6,851	167	1,445	184	941	717	9,237	1,068
Currency translation and other adjustments					14	14	14	14
Inter-group transfers	70	3	12	1	-	-	82	4
Transfers from Stage 1 to Stage 2	(1,316)	(63)	1,316	63	-	-	-	-
Transfers from Stage 2 to Stage 1	760	87	(760)	(87)	-	-	-	-
Transfers to Stage 3	(46)	-	(184)	(66)	230	66	-	-
Transfers from Stage 3	5	2	12	5	(17)	(7)	-	-
Net re-measurement of ECL on stage transfer		(57)		129		40		112
Changes in risk parameters		(23)		(11)		41		7
Other changes in net exposure	490	48	(211)	(21)	(98)	(27)	181	-
Other (P&L only items)		-		(1)		14		13
Income statement (releases)/charges		(32)		96		68		132
Amounts written-off	-	-	-	-	(170)	(170)	(170)	(170)
Unwinding of discount		-		-		(18)		(18)
At 30 June 2026	6,814	164	1,630	197	900	656	9,344	1,017
Net carrying amount	6,650		1,433		244		8,327
At 1 January 2025	5,605	127	1,465	182	833	641	7,903	950
2025 movements	1,507	49	(53)	(5)	112	86	1,566	130
At 30 June 2025	7,112	176	1,412	177	945	727	9,469	1,080
Net carrying amount	6,936		1,235		218		8,389

● Total ECL and associated coverage levels reduced during H1 2026, reflecting resilient credit performance across the portfolio together with the impact of the sale of Stage 3 assets in June.
● Arr ears performance remained broadly stable during H1 2026. Consistent with this, performing book ECL coverage reduced modestly compared with 31 December 2025.
● Flow rates into Stage 3 remained broadly unchanged, consistent with wider arrears trends and overall portfolio performance.
● Loans are written off when recovery activity has been exhausted or no further recoveries are expected, and in all cases no later than six years after default.

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	64,119	159	14,684	292	1,605	727	80,408	1,178
Currency translation and other adjustments	118	-	(23)	-	16	33	111	33
Inter-group transfers	(388)	-	16	-	(2)	-	(374)	-
Transfers from Stage 1 to Stage 2	(13,250)	(41)	13,250	41	-	-	-	-
Transfers from Stage 2 to Stage 1	6,448	66	(6,448)	(66)	-	-	-	-
Transfers to Stage 3	(15)	-	(261)	(18)	276	18	-	-
Transfers from Stage 3	25	4	51	7	(76)	(11)	-	-
Net re-measurement of ECL on stage transfer		(49)		75		78		104
Changes in risk parameters		25		26		74		125
Other changes in net exposure	6,348	16	(1,155)	(25)	(275)	(64)	4,918	(73)
Other (P&L only items)		3		3		(33)		(27)
Income statement (releases)/charges		(5)		79		55		129
Amounts written-off	-	-	-	-	(194)	(194)	(194)	(194)
Unwinding of discount		-		-		(10)		(10)
At 30 June 2026	63,405	180	20,114	332	1,350	651	84,869	1,163
Net carrying amount	63,225		19,782		699		83,706
At 1 January 2025	62,575	175	11,450	273	1,562	659	75,587	1,107
2025 movements	(179)	(26)	30	(34)	111	91	(38)	31
At 30 June 2025	62,396	149	11,480	239	1,673	750	75,549	1,138
Net carrying amount	62,247		11,241		923		74,411

●         ECL remained stable with write-offs exceeding impairment charges and other movements.
●         Stage 2 exposure and ECL increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights along with an increase in post model adjustments.
●         Stage 3 exposure and ECL reduced with low flows into Stage 3 and write-offs significantly exceeding impairment charges.

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	30,484	61	3,093	56	442	193	34,019	310
Currency translation and other adjustments	(2)	-	-		-	(2)	(2)	(2)
Inter-group transfers	(1)	-	(13)	(1)	1	-	(13)	(1)
Transfers from Stage 1 to Stage 2	(1,128)	(6)	1,128	6	-	-	-	-
Transfers from Stage 2 to Stage 1	552	10	(552)	(10)	-	-	-	-
Transfers to Stage 3	(5)	-	(97)	(3)	102	3	-	-
Transfers from Stage 3	9	1	25	3	(34)	(4)	-	-
Net re-measurement of ECL on stage transfer		(7)		8		8		9
Changes in risk parameters		-		4		-		4
Other changes in net exposure	1,378	4	(286)	(6)	(94)	6	998	4
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(3)		6		14		17
Amounts written-off	-	-	-	-	(24)	(24)	(24)	(24)
Unwinding of discount		-		-		(2)		(2)
At 30 June 2026	31,287	63	3,298	57	393	178	34,978	298
Net carrying amount	31,224		3,241		215		34,680
At 1 January 2025	27,468	77	2,980	61	590	225	31,038	363
2025 movements	863	(6)	233	(3)	(84)	(3)	1,012	(12)
At 30 June 2025	28,331	71	3,213	58	506	222	32,050	351
Net carrying amount	28,260		3,155		284		31,699

●         ECL reduced as write-offs exceeded impairment charges and other movements.
●         Stage 2 exposure increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights.
●         Stage 3 exposure and ECL reduced with write-offs exceeding impairment charges.

Capital and risk management continued

Credit risk - Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	97,873	36	644	9	194	128	98,711	173
Currency translation and other adjustments	11	-	(1)	-	-	3	10	3
Inter-group transfers	388	-	(2)	-	-	-	386	-
Transfers from Stage 1 to Stage 2	(394)	(1)	394	1	-	-	-	-
Transfers from Stage 2 to Stage 1	338	3	(338)	(3)	-	-	-	-
Transfers to Stage 3	(1)	-	(11)	-	12	-	-	-
Transfers from Stage 3	5	-	7	1	(12)	(1)	-	-
Net re-measurement of ECL on stage transfer		(2)		2		2		2
Changes in risk parameters		(14)		-		-		(14)
Other changes in net exposure	5,703	6	(73)	1	(24)	(3)	5,606	4
Other (P&L only items)		-		-		(1)		(1)
Income statement (releases)/charges		(10)		3		(2)		(9)
Amounts written-off	-	-	-	-	(4)	(4)	(4)	(4)
Unwinding of discount		-		-		(1)		(1)
At 30 June 2026	103,923	28	620	11	166	124	104,709	163
Net carrying amount	103,895		609		42		104,546
At 1 January 2025	93,724	37	1,739	12	123	57	95,586	106
2025 movements	(653)	1	(859)	(3)	58	61	(1,454)	59
At 30 June 2025	93,071	38	880	9	181	118	94,132	165
Net carrying amount	93,033		871		63		93,967

●         Exposure increased with strong growth in financial institutions.
●         The reduction in ECL was due to improving risk metrics.

Capital and risk management continued

Credit risk - Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger
The tables that follow show decomposition for the Personal and Non-Personal portfolios.
	Mortgages		Credit cards		Other		Total
30 June 2026	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	10,905	65.9	1,669	73.7	750	46.5	13,324	65.2
PD persistence	1,995	12.1	438	19.4	304	18.8	2,737	13.4
Adverse credit bureau recorded with credit reference agency	1,978	12.0	93	4.1	137	8.5	2,208	10.8
Forbearance support provided	152	0.9	1	-	6	0.4	159	0.8
Customers in collections	209	1.3	6	0.3	5	0.3	220	1.1
Collective SICR and other reasons (2)	1,181	7.1	56	2.5	410	25.4	1,647	8.1
Days past due >30	117	0.7	-	-	2	0.1	119	0.6
	16,537	100.0	2,263	100.0	1,614	100.0	20,414	100.0

31 December 2025
Personal trigger (1)
PD movement	10,305	64.6	1,544	74.1	790	53.7	12,639	64.8
PD persistence	1,960	12.3	380	18.3	283	19.3	2,623	13.5
Adverse credit bureau recorded with credit reference agency	1,876	11.8	89	4.3	129	8.8	2,094	10.7
Forbearance support provided	178	1.1	2	0.1	7	0.5	187	1.0
Customers in collections	210	1.3	22	1.1	20	1.4	252	1.3
Collective SICR and other reasons (2)	1,287	8.1	44	2.1	232	15.8	1,563	8.0
Days past due >30	135	0.8	-	-	7	0.5	142	0.7
	15,951	100.0	2,081	100.0	1,468	100.0	19,500	100.0

For the notes to the table refer to the following page.

●         Overall Stage 2 exposure levels for Personal increased, primarily reflecting mortgage growth, with the percentage of exposures in Stage 2 and the proportion of PD driven deterioration in Stage 2 remaining broadly consistent with 31 December 2025.
●         The increase in credit card Stage 2 exposures was consistent with recent portfolio growth and maturation of recent lending cohorts, and remained in line with expectations.
●         Higher risk mortgage customers who utilised Mortgage Charter support measures continued to be collectively migrated into Stage 2 and were captured in the collective SICR and other reasons category.
●         Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

Capital and risk management continued

Credit risk - Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger

	Corporate and other		Financial institutions		Sovereign		Total
30 June 2026	£m	%	£m	%	£m	%	£m	%
Non-Personal trigger (1)
PD movement	19,244	81.0	174	40.6	156	51.3	19,574	79.8
PD persistence	221	0.9	2	0.5	-	-	223	0.9
Heightened Monitoring and Risk of Credit Loss	2,785	11.7	61	14.3	147	48.4	2,993	12.2
Forbearance support provided	287	1.2	-	-	-	-	287	1.2
Customers in collections	13	0.1	-	-	-	-	13	0.1
Collective SICR and other reasons (2)	832	3.5	190	44.4	1	0.3	1,023	4.2
Days past due >30	387	1.6	1	0.2	-	-	388	1.6
	23,769	100.0	428	100.0	304	100.0	24,501	100.0

31 December 2025
Non-Personal trigger (1)
PD movement	16,238	87.9	148	41.5	141	53	16,527	86.6
PD persistence	214	1.2	2	0.6	-	-	216	1.1
Heightened Monitoring and Risk of Credit Loss	1,106	6.0	74	20.8	124	46.6	1,304	6.8
Forbearance support provided	185	1.0	-	-	-	-	185	1.0
Customers in collections	21	0.1	-	-	-	-	21	0.1
Collective SICR and other reasons (2)	571	3.1	130	36.5	1	0.4	702	3.7
Days past due >30	125	0.7	2	0.6	-	-	127	0.7
	18,460	100.0	356	100.0	266	100.0	19,082	100.0

(1)     The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)     Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

●         Stage 2 exposure increased reflecting continued macroeconomic uncertainty through updated economic scenarios and weights along with an increase in post model adjustments.

●         Non-Personal exposures in Stage 2 continued to be mainly captured through PD movement and presence on the Wholesale Problem Debt Management framework, which are the primary forward-looking credit deterioration triggers.

●         Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

Capital and risk management continued

Credit risk - Banking activities continued

Asset quality (reviewed)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	117,056	6,724	-	123,780	16	7	-	23	-	0.1	-	-
AQ5-AQ8	87,067	8,715	-	95,782	26	19	-	45	-	0.2	-	0.1
AQ9	155	1,098	-	1,253	-	7	-	7	-	0.6	-	0.6
AQ10	-	-	1,573	1,573	-	-	194	194	-	-	12.3	12.3
	204,278	16,537	1,573	222,388	42	33	194	269	-	0.2	12.3	0.1
Credit cards
AQ1-AQ4	120	-	-	120	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	5,658	2,145	-	7,803	118	202	-	320	2.1	9.4	-	4.1
AQ9	21	118	-	139	1	25	-	26	4.8	21.2	-	18.7
AQ10	-	-	296	296	-	-	236	236	-	-	79.7	79.7
	5,799	2,263	296	8,358	120	227	236	583	2.1	10.0	79.7	7.0
Other personal
AQ1-AQ4	808	102	-	910	6	13	-	19	0.7	12.8	-	2.1
AQ5-AQ8	8,207	1,363	-	9,570	155	152	-	307	1.9	11.2	-	3.2
AQ9	72	149	-	221	5	33	-	38	6.9	22.2	-	17.2
AQ10	-	-	870	870	-	-	676	676	-	-	77.7	77.7
	9,087	1,614	870	11,571	166	198	676	1,040	1.8	12.3	77.7	9.0
Total
AQ1-AQ4	117,984	6,826	-	124,810	23	20	-	43	-	0.3	-	-
AQ5-AQ8	100,932	12,223	-	113,155	299	373	-	672	0.3	3.1	-	0.6
AQ9	248	1,365	-	1,613	6	65	-	71	2.4	4.8	-	4.4
AQ10	-	-	2,739	2,739	-	-	1,106	1,106	-	-	40.4	40.4
	219,164	20,414	2,739	242,317	328	458	1,106	1,892	0.2	2.2	40.4	0.8

Capital and risk management continued

Credit risk - Banking activities continued
Asset quality (reviewed)

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	114,087	6,432	-	120,519	19	9	-	28	-	0.1	-	-
AQ5-AQ8	83,712	8,584	-	92,296	26	21	-	47	-	0.2	-	0.1
AQ9	140	935	-	1,075	-	6	-	6	-	0.6	-	0.6
AQ10	-	-	1,339	1,339	-	-	191	191	-	-	14.3	14.3
	197,939	15,951	1,339	215,229	45	36	191	272	-	0.2	14.3	0.1
Credit cards
AQ1-AQ4	117	-	-	117	1	-	-	1	0.9	-	-	0.9
AQ5-AQ8	5,850	1,967	-	7,817	123	181	-	304	2.1	9.2	-	3.9
AQ9	21	114	-	135	1	24	-	25	4.8	21.1	-	18.5
AQ10	-	-	242	242	-	-	190	190	-	-	78.5	78.5
	5,988	2,081	242	8,311	125	205	190	520	2.1	9.9	78.5	6.3
Other personal
AQ1-AQ4	765	112	-	877	5	12	-	17	0.7	10.7	-	1.9
AQ5-AQ8	8,148	1,212	-	9,360	161	137	-	298	2.0	11.3	-	3.2
AQ9	64	144	-	208	6	36	-	42	9.4	25.0	-	20.2
AQ10	-	-	956	956	-	-	731	731	-	-	76.5	76.5
	8,977	1,468	956	11,401	172	185	731	1,088	1.9	12.6	76.5	9.5
Total
AQ1-AQ4	114,969	6,544	-	121,513	25	21	-	46	-	0.3	-	-
AQ5-AQ8	97,710	11,763	-	109,473	310	339	-	649	0.3	2.9	-	0.6
AQ9	225	1,193	-	1,418	7	66	-	73	3.1	5.5	-	5.2
AQ10	-	-	2,537	2,537	-	-	1,112	1,112	-	-	43.8	43.8
	212,904	19,500	2,537	234,941	342	426	1,112	1,880	0.2	2.2	43.8	0.8

●         The distribution of lending across the AQ1-AQ9 bands remained broadly consistent with the prior year.
●         The growth in AQ10/Stage 3 mortgages reflected a reduction in Stage 3 write-offs and recoveries in 2026, compared to prior years, after the securitisation of Stage 3 mortgages in Q4 2025.
●         Flows into AQ10/Stage 3 for credit cards were higher than in 2025, consistent with recent portfolio growth and cohort maturation, and remained in line with expectations.

Capital and risk management continued

Credit risk - Banking activities continued
Asset quality (reviewed)
The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2026	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	44,476	5,364	-	49,840	38	19	-	57	0.1	0.4	-	0.1
AQ5-AQ8	52,215	18,188	-	70,403	214	361	-	575	0.4	2.0	-	0.8
AQ9	51	217	-	268	-	22	-	22	-	10.1	-	8.2
AQ10	-	-	1,800	1,800	-	-	852	852	-	-	47.3	47.3
	96,742	23,769	1,800	122,311	252	402	852	1,506	0.3	1.7	47.3	1.2
Financial institutions
AQ1-AQ4	74,448	162	-	74,610	13	1	-	14	-	0.6	-	-
AQ5-AQ8	6,894	254	-	7,148	16	7	-	23	0.2	2.8	-	0.3
AQ9	-	12	-	12	-	1	-	1	-	8.3	-	8.3
AQ10	-	-	138	138	-	-	109	109	-	-	79.0	79.0
	81,342	428	138	81,908	29	9	109	147	-	2.1	79.0	0.2
Sovereign
AQ1-AQ4	701	-	-	701	7	-	-	7	1.0	-	-	1.0
AQ5-AQ8	147	1	-	148	-	-	-	-	-	-	-	-
AQ 9	-	303	-	303	-	3	-	3	-	1.0	-	1.0
AQ10	-	-	14	14	-	-	7	7	-	-	50.0	50.0
	848	304	14	1,166	7	3	7	17	0.8	1.0	50.0	1.5
Total
AQ1-AQ4	119,625	5,526	-	125,151	58	20	-	78	0.1	0.4	-	0.1
AQ5-AQ8	59,256	18,443	-	77,699	230	368	-	598	0.4	2.0	-	0.8
AQ9	51	532	-	583	-	26	-	26	-	4.9	-	4.5
AQ10	-	-	1,952	1,952	-	-	968	968	-	-	49.6	49.6
	178,932	24,501	1,952	205,385	288	414	968	1,670	0.2	1.7	49.6	0.8

Capital and risk management continued

Credit risk - Banking activities continued
Asset quality (reviewed)

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	43,968	2,314	-	46,282	29	15	-	44	0.1	0.7	-	0.1
AQ5-AQ8	53,783	15,882	-	69,665	199	326	-	525	0.4	2.1	-	0.8
AQ9	28	264	-	292	-	19	-	19	-	7.2	-	6.5
AQ10	-	-	1,990	1,990	-	-	944	944	-	-	47.4	47.4
	97,779	18,460	1,990	118,229	228	360	944	1,532	0.2	2.0	47.4	1.3
Financial institutions
AQ1-AQ4	68,620	154	-	68,774	20	2	-	22	-	1.3	-	-
AQ5-AQ8	5,339	196	-	5,535	17	3	-	20	0.3	1.5	-	0.4
AQ9	-	6	-	6	-	-	-	-	-	-	-	-
AQ10	-	-	141	141	-	-	113	113	-	-	80.1	80.1
	73,959	356	141	74,456	37	5	113	155	0.1	1.4	80.1	0.2
Sovereign
AQ1-AQ4	1,878	1	-	1,879	7	1	-	8	0.4	100.0	-	0.4
AQ5-AQ8	131	-	-	131	-	-	-	-	-	-	-	-
AQ9	-	265	-	265	-	4	-	4	-	1.5	-	1.5
AQ10	-	-	15	15	-	-	6	6	-	-	40.0	40.0
	2,009	266	15	2,290	7	5	6	18	0.4	1.9	40.0	0.8
Total
AQ1-AQ4	114,466	2,469	-	116,935	56	18	-	74	0.1	0.7	-	0.1
AQ5-AQ8	59,253	16,078	-	75,331	216	329	-	545	0.4	2.1	-	0.7
AQ9	28	535	-	563	-	23	-	23	-	4.3	-	4.1
AQ10	-	-	2,146	2,146	-	-	1,063	1,063	-	-	49.5	49.5
	173,747	19,082	2,146	194,975	272	370	1,063	1,705	0.2	1.9	49.5	0.9

●         The majority of Non-Personal lending remained in the AQ1-AQ4 band, with increases in financial institutions and corporates. Financial institutions was subject to low ECL coverage, reflecting the high credit quality in the portfolio.
●         In corporate sectors, Stage 2 exposure grew in the AQ1-AQ4 band due to the increase in post model adjustments relating to the potential second-order impacts associated with the Middle East conflict.
●         AQ10 exposures in Stage 3 reduced in corporates, as new defaults were more than offset by write-offs and repayments on previous defaults.

Capital and risk management continued
Credit risk - Trading activities
This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (reviewed)
The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2026	£m	£m	£m	£m	£m	£m
Gross	94,499	94,455	44	97,218	93,747	3,471
IFRS offset	(34,419)	(34,419)	-	(34,419)	(34,419)	-
Carrying value	60,080	60,036	44	62,799	59,328	3,471
Master netting arrangements	(458)	(458)	-	(458)	(458)	-
Securities collateral	(59,361)	(59,361)	-	(58,870)	(58,870)	-
Potential for offset not recognised under IFRS	(59,819)	(59,819)	-	(59,328)	(59,328)	-
Net	261	217	44	3,471	-	3,471

31 December 2025
Gross	95,674	95,618	56	89,789	87,730	2,059
IFRS offset	(31,599)	(31,599)	-	(31,599)	(31,599)	-
Carrying value	64,075	64,019	56	58,190	56,131	2,059
Master netting arrangements	(474)	(474)	-	(474)	(474)	-
Securities collateral	(63,292)	(63,292)	-	(55,657)	(55,657)	-
Potential for offset not recognised under IFRS	(63,766)	(63,766)	-	(56,131)	(56,131)	-
Net	309	253	56	2,059	-	2,059

Capital and risk management continued

Credit risk - Trading activities continued
Derivatives (reviewed)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	30 June 2026							31 December 2025
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						80,906	74,371		77,796	71,925
IFRS offset						(17,749)	(18,115)		(17,007)	(17,951)
Carrying value	3,175	3,799	6,369	1,404	14,747	63,157	56,256	14,519	60,789	53,974
Of which:
Interest rate (1)	2,852	2,138	5,640	216	10,846	31,156	25,465	11,088	32,742	26,758
Exchange rate	322	1,652	722	1,188	3,884	31,940	30,663	3,414	27,981	27,042
Credit	1	9	7	-	17	61	128	15	66	174
Equity and commodity	-	-	-	-	-	-	-	2	-	-
Carrying value						63,157	56,256	14,519	60,789	53,974
Counterparty mark-to-market netting						(48,233)	(48,233)		(45,928)	(45,928)
Cash collateral						(9,419)	(4,640)		(9,275)	(4,281)
Securities collateral						(3,461)	(837)		(3,283)	(1,256)
Net exposure						2,044	2,546		2,303	2,509
Banks (2)						157	191		89	217
Other financial institutions (3)						1,349	1,153		1,508	1,160
Corporate (4)						508	1,188		673	1,110
Government (5)						30	14		33	22
Net exposure						2,044	2,546		2,303	2,509
UK						1,127	1,371		1,098	1,548
Europe						561	600		693	589
US						285	446		437	283
RoW						71	129		75	89
Net exposure						2,044	2,546		2,303	2,509

Asset quality of uncollateralised derivative assets
AQ1-AQ4						1,725			1,865
AQ5-AQ8						316			435
AQ9-AQ10						3			3
Net exposure						2,044			2,303

(1) The notional amount of interest rate derivatives included £9,109 billion (31 December 2025 – £8,768 billion) in respect of contracts cleared through central clearing counterparties.
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.

(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Capital and risk management continued

Credit risk - Trading activities continued
Debt securities (reviewed)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch. Refer to Note 10 Trading assets and liabilities for details on short positions.

	Central and local government
	UK	US	Other	Financial institutions	Corporate	Total
30 June 2026	£m	£m	£m	£m	£m	£m
AAA	-	-	4,723	1,939	-	6,662
AA to AA+	-	4,129	678	487	7	5,301
A to AA-	2,508	-	1,385	162	311	4,366
BBB- to A-	-	-	1,585	222	473	2,280
Non-investment grade	-	-	9	63	86	158
Total	2,508	4,129	8,380	2,873	877	18,767

31 December 2025
AAA	-	-	1,505	1,283	-	2,788
AA to AA+	-	4,153	257	309	18	4,737
A to AA-	2,105	-	1,481	596	215	4,397
BBB- to A-	-	-	892	256	384	1,532
Non-investment grade	-	-	-	11	50	61
Total	2,105	4,153	4,135	2,455	667	13,515

Capital and risk management continued

Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

●
In the UK, the base rate was unchanged at 3.75% from 31 December 2025 to 30 June 2026.
●
At 30 June 2026, longer-term interest rates were higher than at 31 December 2025, reflecting expectations of potential future rises in the UK base rate. The five-year sterling swap rate increased to 4.07% at the end of June 2026 from 3.66% at the end of December 2025. The ten-year sterling swap rate also increased, to 4.34% from 4.00% over the same period.
●
The structural hedge notional increased by £5 billion to £203 billion from £198 billion, reflecting increased hedging of stable deposits in the first half of the year.
●
The one-year positive sensitivity of net interest earnings to an upward 25-basis-point parallel shift in all yield curves reduced to £120 million at 30 June 2026 from £194 million at 31 December 2025. The adverse sensitivity to a downward 25-basis-point parallel shift was also lower at £152 million at 30 June 2026 compared to £198 million at 31 December 2025.
●
Sterling strengthened against the US dollar and the euro over the period. Against the dollar, sterling was 1.33 at 30 June 2026 compared to 1.35 at 31 December 2025. Against the euro, it was 1.16 at 30 June 2026 compared to 1.15 at 31 December 2025. Structural foreign currency exposures (excluding Additional Tier 1 economic hedges) of £2.4 billion at 30 June 2026, in sterling-equivalent nominal terms, were stable compared to 31 December 2025.

Non-traded internal VaR (1-day 99%)
The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2026				30 June 2025				31 December 2025
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	6.1	8.7	4.9	5.3	4.7	6.3	2.7	2.8	5.2	7.4	2.5	6.5
Credit spread	56.9	68.9	43.4	68.9	49.1	53.8	41.4	48.8	48.0	50.2	39.6	39.6
Structural foreign
exchange rate	16.0	20.4	13.0	14.2	6.4	7.1	6.0	7.1	12.2	14.1	10.6	13.3
Equity	3.1	3.2	3.0	3.0	7.1	7.8	6.1	7.8	3.1	3.6	2.8	3.2
Pipeline risk (1)	4.5	7.2	0.8	5.7	3.8	5.9	0.6	3.1	3.1	5.1	0.6	3.6
Diversification (2)	(27.3)			(26.4)	(21.8)			(19.2)	(23.3)			(24.3)
Total	59.3	70.7	48.0	70.7	49.3	51.8	42.6	50.4	48.3	53.3	41.9	41.9

(1)     Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan - typically a mortgage - at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)     NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

●       The increase in total non-traded VaR during H1 2026 was driven by credit spread VaR. It mainly reflects increased bond holdings and market volatility related to the Middle East conflict.

Capital and risk management continued

Non-traded market risk continued

Structural hedging
NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and instant access savings, as well as its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes, to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in NatWest Group's equity capital.

The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge. Incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

	Half year ended
	30 June 2026					30 June 2025 (1)					31 December 2025
			Period					Period					Period
	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(159)	300	25	25	2.45	(257)	222	22	22	2.06	(194)	264	25	23	2.28
Product	(559)	2,668	178	177	3.04	(1,831)	1,900	172	171	2.24	(1,158)	2,281	173	173	2.62
Total	(718)	2,968	203	202	2.97	(2,088)	2,122	194	193	2.22	(1,352)	2,546	198	196	2.58
(1)	H1 2025 has been restated to include income and yield associated with gilts, to align with the updated approach in full-year 2025 disclosures.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2026, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 81%/19% respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking & Wealth Management.

At 30 June 2026, approximately 95% by notional of total structural hedges were sterling-denominated.

Capital and risk management continued

Non-traded market risk continued
Sensitivity of net interest earnings
Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed-margin products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2026 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed-margin products - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2026	£m	£m	£m	£m	£m	£m
Structural hedges	43	134	223	(43)	(134)	(223)
Managed margin	77	80	89	(109)	(59)	(68)
Total	120	214	312	(152)	(193)	(291)

31 December 2025
Structural hedges	41	130	220	(41)	(130)	(220)
Managed margin	153	139	125	(157)	(127)	(140)
Total	194	269	345	(198)	(257)	(360)
(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and managed margin products.

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	Shifts in yield curve
	30 June 2026				31 December 2025
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	8	(10)	35	(45)	25	(11)	56	(47)
Sterling	99	(127)	429	(522)	147	(165)	503	(655)
US dollar	11	(12)	43	(62)	19	(19)	69	(75)
Other	2	(3)	10	(10)	3	(3)	13	(11)
Total	120	(152)	517	(639)	194	(198)	641	(788)

Capital and risk management continued

Non-traded market risk continued
Foreign exchange risk
The table below shows structural foreign currency exposures.
			Structural foreign		Residual
	Net investments in	Net investment	currency exposures	Economic	structural foreign
	foreign operations	hedges	pre-economic hedges	hedges (1)	currency exposures
30 June 2026	£m	£m	£m	£m	£m
US dollar	1,086	-	1,086	(1,086)	-
Euro	3,690	(1,667)	2,023	-	2,023
Other non-sterling	849	(484)	365	-	365
Total	5,625	(2,151)	3,474	(1,086)	2,388

31 December 2025
US dollar	1,067	-	1,067	(1,067)	-
Euro	4,543	(2,560)	1,983	-	1,983
Other non-sterling	901	(478)	423	-	423
Total	6,511	(3,038)	3,473	(1,067)	2,406

(1)   Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

●      Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Traded market risk
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.
Traded VaR (1-day 99%) (reviewed)
The table below shows one-day internal value-at-risk (VaR) for NatWest Group's trading portfolios, split by exposure type.

	Half year ended
	30 June 2026				30 June 2025				31 December 2025
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	2.6	4.3	1.8	2.1	3.6	5.4	2.2	4.1	2.8	4.6	1.8	2.3
Credit spread	3.3	4.0	2.8	3.8	5.3	7.2	4.0	4.6	4.3	5.2	3.1	3.1
Currency	1.5	4.4	0.5	1.3	1.5	4.0	-	0.8	1.1	2.8	0.4	0.5
Equity	0.1	0.2	-	-	-	0.1	-	0.1	0.1	0.1	-	0.1
Diversification (1)	(3.2)			(3.3)	(3.9)			(4.0)	(3.4)			(2.5)
Total	4.3	6.1	3.2	3.9	6.5	9.7	4.3	5.6	4.9	6.8	3.4	3.5

(1)   NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is     the  sum of the VaR on individual risk types less the total portfolio VaR.

●      Total VaR remained within approved risk appetite despite market volatility linked to the Middle East conflict.
●      Both interest rate VaR and credit spread VaR decreased on an average basis in H1 2026 compared to the previous year. This reflects an overall reduction in realised volatility in the VaR model's rolling historical window.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	31 July 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary
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